Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2019

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2019 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 57 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 11, 2020.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 9 which are at various stages of development and 1 which has been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2019, the per ounce price paid by the Company for the metals acquired under the agreements averaged $5.02 for silver, $421 for gold and $273 for palladium. The primary drivers of the Company’s financial results are the volume of metal production at the various mines to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [3]

Operational Overview

	Q4 2019	Q4 2018	Change	2019	2018	Change

Ounces produced

Gold	107,225	107,160	0.1%	406,675	383,974	5.9%

Silver	5,962	5,499	8.4%	22,562	24,474	(7.8)%

Palladium	6,057	5,869	3.2%	21,993	14,686	49.8%

Gold equivalent [2]	186,892	180,936	3.3%	707,195	700,446	1.0%

Silver equivalent [2]	15,185	14,701	3.3%	57,460	56,911	1.0%

Ounces sold

Gold	89,223	102,813	(13.2)%	389,086	349,168	11.4%

Silver	4,684	4,400	6.5%	17,703	21,733	(18.5)%

Palladium	5,312	5,049	5.2%	20,681	8,717	137.2%

Gold equivalent [2]	152,389	162,205	(6.1)%	628,447	625,701	0.4%

Silver equivalent [2]	12,382	13,179	(6.1)%	51,061	50,838	0.4%

Change in PBND [3]

Gold	13,291	(513)	(13,804)	(847)	15,464	16,311

Silver	408	169	(239)	1,362	(644)	(2,006)

Palladium	709	611	(98)	(411)	5,282	5,693

Per ounce metrics

Sales price

Gold	$1,483	$1,229	20.7%	$1,391	$1,264	10.0%

Silver	$17.36	$14.66	18.4%	$16.29	$15.81	3.0%

Palladium	$1,804	$1,137	58.7%	$1,542	$1,060	45.5%

Cash costs [4]

Gold [4]	$426	$409	4.2%	$421	$409	2.9%

Silver [4]	$5.13	$4.66	10.1%	$5.02	$4.67	7.5%

Palladium [4]	$321	$205	56.6%	$273	$190	43.7%

Cash operating margin [5]

Gold [5]	$1,057	$820	28.9%	$970	$855	13.5%

Silver [5]	$12.23	$10.00	22.3%	$11.27	$11.14	1.2%

Palladium [5]	$1,483	$932	59.1%	$1,269	$870	45.8%

Total revenue	$223,222	$196,591	13.5%	$861,332	$794,012	8.5%

Gold revenue	$132,342	$126,343	4.7%	$541,045	$441,193	22.6%

Silver revenue	$81,296	$64,510	26.0%	$288,401	$343,579	(16.1)%

Palladium revenue	$9,584	$5,738	67.0%	$31,886	$9,240	245.1%

Net earnings	$77,524	$6,828	1,035%	$86,138	$427,115	(79.8)%

Per share	$0.17	$0.02	750.0%	$0.19	$0.96	(80.2)%

Adjusted net earnings [6]	$77,953	$36,745	112.1%	$251,993	$213,782	17.9%

Per share [6]	$0.17	$0.08	110.5%	$0.56	$0.48	17.2%

Operating cash flows	$131,867	$108,461	21.6%	$501,620	$477,413	5.1%

Per share [7]	$0.29	$0.24	20.8%	$1.12	$1.08	3.7%

Dividends paid [8]	$40,252	$39,959	0.7%	$160,656	$159,619	0.6%

Per share	$0.09	$0.09	0.0%	$0.36	$0.36	0.0%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 18, 19, 21 and 22 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 46 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 47 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [4]

Highlights

Operations

●	Relative to the comparable three-month period of the prior year:

o

Wheaton generated $132 million in operating cash flow in the fourth quarter of 2019, representing a 22% increase relative to the comparable quarter of the prior year and leading to a reduction in net debt of $91 million.

o	the increase in attributable silver production was primarily due to higher grades at Peñasquito.

o	the increase in attributable palladium production was a result of higher throughput at Stillwater.

o	the increase in adjusted net earnings was primarily due to higher margins resulting from increased realized prices for gold, silver and palladium sales of 21%, 19% and 59%, respectively.

●	Relative to the comparable twelve-month period of the prior year:

o

Wheaton generated $502 million in operating cash flow during 2019, representing a 5% increase relative to the comparable period of the prior year and leading to a reduction in net debt of $418 million.

o

the increase in attributable gold production, which represented a record for the Company, was primarily due to the commencement of the San Dimas gold stream effective May 10, 2018, and the Stillwater precious metals stream effective July 1, 2018, as well as higher production at Sudbury, partially offset by decreased production at Minto which was placed into care and maintenance from October 2018 to October 2019.

o	the increase in attributable palladium production was a result of the acquisition of the Stillwater palladium stream effective July 1, 2018.

o	the decrease in attributable silver production was primarily due to the termination of the San Dimas silver purchase agreement effective May 10, 2018.

o

the decrease in net earnings during the year was a result of a non-cash impairment charge in the amount of $166 million relative to the Company’s Voisey’s Bay PMPA, while during the prior year the Company terminated the previously owned San Dimas silver purchase agreement, resulting in a gain on disposal of $246 million.

o	the increase in adjusted net earnings was primarily due to higher margins resulting from increased realized prices for gold, silver and palladium sales of 10%, 3% and 45%, respectively.

●

During the fourth quarter ended December 31, 2019, the Company declared dividends in the amount of $40 million. On March 11, 2020, the Board of Directors declared a dividend in the amount of $0.10 per common share representing an increase of 11% relative to the comparable period in 2019.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [5]

Outlook1

Wheaton’s estimated attributable production in 2020 is forecast to be between 685,000 and 725,000 gold equivalent ounces2 comprised of 390,000 to 410,000 gold ounces, 22.0 to 23.5 million silver ounces, and 23,000 to 24,500 palladium ounces. For the five-year period ending in 2024, the Company estimates that average annual gold equivalent production will amount to 750,000 ounces2. As a reminder, Wheaton does not include any production from Barrick’s Pascua-Lama project or Hudbay’s Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $104 million of cash and cash equivalents as at December 31, 2019 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Commodity price assumptions for the forecasts of gold equivalent production for 2020 and the five-year average to 2024, are $1,500 / ounce gold, $18 / ounce silver, $2,000 / ounce palladium, and $16 / pound of cobalt.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [6]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Ounce Production Payment [2,3]	Total Upfront Payment ³	Cash Flow Generated to Date ³	Ounces Received to Date ³	Q4-2019 PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$404	$3,059,360	$1,011,604	1,155,018	64,144	LOM	28-Feb-13
Sudbury [5]	Vale	CAN	70%	$400	623,572	171,080	196,487	18,761	20 years	28-Feb-13
Constancia	Hudbay	PER	50% [6]	$400	135,000	58,078	66,335	607	LOM	8-Aug-12
San Dimas	FM	MEX	variable [7]	$600	220,000	49,300	66,629	3,403	LOM	10-May-18
Stillwater [8]	Sibanye	USA	100%	variable	237,880	19,770	17,944	5,080	LOM	16-Jul-18
Other					439,442	453,082	469,605	6,631
Minto	PERE	CAN	100% [9]	variable					LOM	20-Nov-08
Rosemont	Hudbay	USA	100%	$450					LOM	10-Feb-10
777 [10]	Hudbay	CAN	50%	$416					LOM	8-Aug-12

					$4,715,254	$1,762,914	1,972,018	98,626
Silver
Peñasquito	Newmont	MEX	25%	$4.91	$485,000	$880,276	52,358	1,734	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹¹	variable	900,000	322,431	24,631	1,195	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$5.90	294,900	105,461	10,093	88	LOM	8-Aug-12
Other					1,103,708	1,216,371	85,972	1,529
Los Filos	Equinox ¹²	MEX	100%	$4.39					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.39					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100% ¹³	$8.89					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%	$9.31					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.30					50 years	5-Jun-07
Aljustrel	Almina	PRT	100% [14]	variable					50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%	variable					LOM	2-Oct-08
Minto	PERE	CAN	100%	$4.22					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Rosemont	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
777 [10]	Hudbay	CAN	100%	$6.14					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a [15]

					$2,783,608	$2,524,539	173,054	4,546
Palladium
Stillwater [8]	Sibanye	USA	4.5% [16]	variable	$262,120	$33,815	29,398	4,872	LOM	16-Jul-18
Cobalt
Voisey’s Bay	Vale	CAN	42.4% [17]	variable	$390,000	$-	-	-	LOM	11-Jun-18

Total					$8,150,982	$4,321,268

1)

Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; ARG = Argentina; and LOM = Life of Mine.

2)

The per ounce production payment is either a fixed price per ounce purchased, subject to an annual inflationary adjustment with the exception of Sudbury and Loma de La Plata, or a percentage of the spot price of the applicable metal for each ounce of the applicable metal delivered. Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 31 of this MD&A for more information.

3)

All figures in thousands except gold and palladium ounces received to date, gold and palladium ounces produced but not yet delivered (“PBND”) and per ounce amounts. The total upfront consideration excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 32 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2019, the Company has received approximately $171 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

6)

Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an additional 8,020 ounces of gold in each of 2019, 2020 and 2021, of which 8,020 ounces of gold was received during 2019.

7)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)

As of December 31, 2019, the Company has received approximately $292 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
12)

On March 10, 2020, Leagold Mining Corporation (“Leagold”) and Equinox Gold Corp. (“Equinox”) completed their previously announced plan of arrangement pursuant to which Equinox has acquired all of the issued and outstanding shares of Leagold.

13)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
16)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production to be purchased will be reduced to 1.00%.

17)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [7]

Updates Relative to the Mineral Stream Interests

Salobo – Mill Throughput Expansion

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale S.A.’s (“Vale”) third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

Minto – Ownership Change

The Minto mine, which was placed into care and maintenance as of October 2018, was sold by Capstone Mining Corp. to Pembridge Resources plc (“Pembridge”) effective June 3, 2019. According to Pembridge’s news release dated October 16, 2019, milling operations at Minto recommenced on October 10, 2019. Pembridge states that the mill will operate on a 2-weeks-on, 2-weeks-off schedule until sufficient development has been achieved underground to enable a higher monthly processing capacity.

In conjunction with the resumption of mining activity at Minto, the Company has amended the Minto PMPA such that the cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company.

Peñasquito – Illegal Blockade

On September 15, 2019, Newmont Mining Corporation (“Newmont”) announced that the dialogue sponsored by the government of Mexico to resolve issues with a trucking contractor and the San Juan de Cedros community (one of Peñasquito’s 25 neighboring communities) had been suspended and that an illegal blockade had resumed. On October 22, 2019, Newmont announced that they were starting up production at Peñasquito following the lifting of the illegal blockade on October 8.

On December 13, 2019, Newmont announced that the Peñasquito mine and the San Juan de Cedros community had mutually agreed to an infrastructure solution securing sustainable water availability for the community’s domestic and agricultural uses. Newmont states that the 30-year water agreement, which was developed and signed under the auspices of the Dialogue Table sponsored by Mexico’s Federal Department of the Interior and representatives of the state government of Zacatecas, represents a significant milestone and an important step in the ongoing negotiations between the parties.

Constancia – Pampacancha Update

As per Hudbay Minerals Inc.’s (“Hudbay”) news release dated February 18, 2020, Hudbay secured the surface rights for the Pampacancha deposit and expects to begin mining ore from the satellite deposit in late 2020.

Rosemont – Updates

As per Hudbay’s MD&A for the year ended December 31, 2019, in July 2019, the U.S. District Court for the District of Arizona (“Court”) issued a ruling in two of the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. Hudbay notes that the Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. Hudbay further reported that in December of 2019, Hudbay and the U.S. Department of Justice each filed a notice of appeal in respect of the Court’s decision to the U.S. Ninth Circuit Court of Appeals. Hudbay reports that on February 10, 2020, the Court issued a ruling in the third lawsuit challenging the U.S. Forest Service’s issuance of the FROD for the Rosemont mine. In this lawsuit, the plaintiffs challenged the Biological Opinion that was issued by the U.S. Fish and Wildlife Service and relied on by the U.S. Forest Service as part of the permitting process. The Court ruled to remand certain aspects of the U.S. Fish and Wildlife Service’s analysis and findings related to the Biological Opinion back to the agencies for further review. Hudbay has indicated that it believes remanding these issues is unnecessary as the federal agencies’ research and studies concluded that the potential impacts to endangered species would comply with the regulations. Hudbay has also indicated that it is reviewing the decision and will continue following the direction of the government agencies through the permitting process.

As per Hudbay’s annual financial statements for the year ended December 31, 2019, in April 2019, Hudbay entered into an agreement with United Copper & Moly LLC (“UCM”) to purchase UCM’s remaining 7.95% interest in the Rosemont project and to terminate all of UCM’s remaining earn-in and offtake rights. This acquisition provides Hudbay with 100% ownership of the Rosemont project.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [8]

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	8,500	131,500	140,000	25	% ³	100	% ³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100	% [4]	100	% [4]	Life of Mine	14-Dec-17

			$31,000	$327,500	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 32 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Toroparu - Development Update

Gold X Mining Corp. (“Gold X”, previously Sandspring Resources Ltd.), announced results from a Preliminary Economic Assessment (“PEA”) of its Toroparu Gold Project in Guyana (“Toroparu”) in a news release dated June 4, 2019, and subsequently filed the PEA on July 23, 2019. As per the PEA, Toroparu has been re-scoped to include the Sona Hill satellite deposit, modification of the processing strategy to start with gold-only production from a Carbon-in-Leach circuit for the initial ten years, and an expansion in year 11 to add flotation processing capacity. In connection with Wheaton’s Toroparu Early Deposit Agreement, Wheaton may elect to pay Gold X an additional upfront payment, payable on an installment basis to partially fund construction of the mine, in return for 10% of the gold and 50% of the silver for the life of the mine. Gold X has indicated that it has estimated revised, lower potential upfront payments from Wheaton as a result of the revised scope of the project, however such revised payments have not been approved by Wheaton.

Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company has reflected the transaction as a disposal of two-thirds of its original investment, resulting in a gain on disposal of $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [9]

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2019:

Common Shares Held

				Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain (Loss) on Disposal
(in thousands, except shares owned)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Three Months Ended Dec 31, 2019	Year Ended Dec 31, 2019	Year Ended Dec 31, 2019

Bear Creek	13,264,305	12.84%	$27,983	$8,151	$17,871	$-

Sabina	11,700,000	3.95%	17,296	2,100	6,747	-

First Majestic	20,239,590	9.73%	248,137	64,160	130,346	521

Other			16,341	2,037	6,972	(7,803)

Total			$309,757	$76,448	$161,936	$(7,282)

		Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
(in thousands)	Fair Value at Dec 31, 2018	Three Months Ended Dec 31, 2018	Year Ended Dec 31, 2018	Year Ended Dec 31, 2018

Bear Creek	$10,112	$(3,516)	$(11,247)	$-

Sabina	10,549	(297)	(10,622)	-

Arizona Mining	-	-	20,153	34,061

First Majestic	123,187	4,392	(27,813)	-

Other	20,905	(4,252)	(10,456)	-

Total	$164,753	$(3,673)	$(39,985)	$34,061

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Equity Investments

On May 10, 2018, the San Dimas silver purchase agreement (the “San Dimas SPA”) was terminated and concurrently the Company entered into the new San Dimas PMPA. In connection with the termination of the San Dimas SPA, the Company received 20,914,590 First Majestic common shares with a fair value of $151 million.

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. (“Tradewind”), a financial technology company that uses blockchain to speed up and streamline digital gold and silver trading.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [10]

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction, for total consideration of Cdn$6 million, representing 9.99% of Adventus’ issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the “Adventus ROFR”).

On May 17, 2019, the Company acquired an additional 1,371,711 common shares of Adventus in a private placement transaction for total consideration of Cdn$1 million, thus maintaining the Company’s ownership position.

The shares of Tradewind and Adventus have been classified as part of the Other long-term equity investments in this MD&A, while the Adventus ROFR has been classified as a component of Other non-current assets on the Company’s balance sheet.

Disposal of Long-Term Equity Investments

On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. (“Arizona Mining”), which resulted in a disposition of the Company’s investment in Arizona Mining for total proceeds of $48 million (Cdn$62 million), and a realized gain of $34 million.

During the year ended December 31, 2019, the Company disposed of 675,000 shares of First Majestic reducing its ownership position to under 10% of the issued and outstanding common shares. The Company received total proceeds of $5 million and realized a gain on disposal of $0.5 million.

During the year ended December 31, 2019 the Company disposed of several investments which had been classified as “Other” long-term equity investments as they were no longer considered to have strategic value. The Company received total proceeds of $13 million and realized a loss on disposal of $8 million.

Investment in Associate

Kutcho Copper Corp.

On June 6, 2019, the Company acquired 1 million common shares and warrants to acquire an additional 1 million common shares of Kutcho Copper Corp. (“Kutcho”) for Cdn$0.2 million, resulting in the Company owning 7,153,846 common shares and warrants to acquire an additional 4,076,923 common shares of Kutcho. Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (the “Kutcho Convertible Note”).

As at December 31, 2019, Kutcho had 68,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 10% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 29% of Kutcho (37% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such, the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis.

Indicator of Impairment

Since the original investment in Kutcho on December 14, 2017, the value of Kutcho’s shares have had a significant decline in value. This decline in value was determined to be an indicator of impairment relative to the Company’s investment in Kutcho.

During the year, the Company recorded an impairment charge of $1.6 million to its recoverable amount of $1 million. The recoverable amount, which represents Kutcho’s fair value less cost of disposal (“FVLCD”), was calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company, and as such is classified within Level 1 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [11]

A continuity schedule of the Kutcho Investment in Associate from January 1, 2018 to December 31, 2019 is presented below:

(in thousands)	Investment in Associate

At January 1, 2018	$2,994
Share of losses	(432)
At December 31, 2018	$2,562
Amount invested	133
Share of losses	(164)
Impairment	(1,649)

At December 31, 2019	$882

Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first three interest payments until December 31, 2019 and, as per an amendment entered into on November 27, 2019, can defer this interest in addition to the fourth interest payment for an additional period not to exceed 4 years. The deferred interest carries interest at 15% per annum, compounded semi-annually. As part of the November 27, 2019 amendment, Wheaton forfeited its option to convert the outstanding deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

●	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
●	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
●	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement, the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note, which has a three-year term to maturity, carries interest at 10% per annum, compounded semi-annually and payable annually. Gold X has the option to defer the interest payments until December 4, 2022, being the maturity date. Wheaton can, at its option, convert the deferred interest into common shares of Gold X.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Gold X Convertible Note, converted into Canadian dollars using the exchange rate published by the Bank of Canada on the business day prior to the conversion, into common shares of Gold X at Cdn$3.20 per share.

Funds raised under the Gold X 10% secured convertible debenture private placement are intended to be used to exercise Gold X’s option to acquire a 100% interest in certain of Gold X’s joint venture Toroparu project properties.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [12]

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note and the Gold X Convertible Note are revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective notes.

A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three months and years ended December 31, 2019 and 2018 is presented below:

		Fair Value Adjustment Gain (Loss) Included in Net Earnings
(in thousands)	Fair Value at Dec 31, 2019	Three Months Ended Dec 31, 2019	Year Ended Dec 31, 2019
Kutcho Convertible Note	$11,837	$(385)	$(1,062)
Gold X Convertible Note	10,019	19	19
Total convertible notes	$21,856	$(366)	$(1,043)

		Fair Value Adjustment Gain (Loss) Included in Net Earnings
(in thousands)	Fair Value at Dec 31, 2018	Three Months Ended Dec 31, 2018	Year Ended Dec 31, 2018

Kutcho Convertible Note	$12,899	$(661)	$(2,878)

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [13]

Summarized Financial Results

	Dec 31, 2019	Dec 31, 2018	Dec 31, 2017

Attributable precious metal production

Gold	406,675	383,974	366,470

Silver (000’s)	22,562	24,474	28,290

Palladium	21,993	14,686	-

GEOs [1]	707,195	700,446	714,654

SEOs (000’s) [1]	57,460	56,911	58,066

Precious metal sales

Gold	389,086	349,168	337,205

Silver (000’s)	17,703	21,733	24,644

Palladium	20,681	8,717	-

GEOs [1]	628,447	625,701	640,524

SEOs (000’s) [1]	51,061	50,838	52,043

Average realized price ($’s per ounce)

Gold	$1,391	$1,264	$1,257

Silver	$16.29	$15.81	$17.01

Palladium	$1,542	$1,060	n.a.

Average cash cost ($’s per ounce) [2]

Gold	$421	$409	$395

Silver	$5.02	$4.67	$4.49

Palladium	$273	$190	n.a.

Average depletion ($’s per ounce) [2]

Gold	$408	$419	$417

Silver	$4.99	$4.69	$4.94

Palladium	$470	$463	n.a.

Total revenue ($000’s)	$861,332	$794,012	$843,215

Net earnings ($000’s)	$86,138	$427,115	$57,703

Earnings per share

Basic	$0.19	$0.96	$0.13

Diluted	$0.19	$0.96	$0.13

Adjusted net earnings [3] ($000’s)	$251,993	$213,782	$128,703

Adjusted earnings per share [3]

Basic	$0.56	$0.48	$0.63

Diluted	$0.56	$0.48	$0.63

Cash flow from operations ($000’s)	$501,620	$477,413	$538,809

Dividends

Dividends paid ($000’s)	$160,656	$159,619	$145,848

Dividends paid per share	$0.36	$0.36	$0.33

Total assets ($000’s)	$6,278,007	$6,470,046	$5,683,313

Total non-current financial liabilities ($000’s)	$882,901	$1,269,178	$771,430

Total other liabilities ($000’s)	$69,186	$28,952	$12,219

Shareholders’ equity ($000’s)	$5,325,920	$5,171,916	$4,899,664

Shares outstanding	447,771,433	444,336,361	442,724,309

1)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

2)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 46 of this MD&A.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [14]

Summary of Ounces Produced

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018

Gold ounces produced ²

Salobo	74,716	73,615	67,056	60,846	76,995	72,423	67,466	64,896

Sudbury [3]	6,639	6,082	9,360	11,374	6,646	6,510	6,476	3,511

Constancia	4,757	5,172	4,533	4,826	4,266	3,634	3,281	3,315

San Dimas [4]	11,352	11,239	11,496	10,290	10,092	10,642	5,726	-

Stillwater [5]	3,585	3,238	3,675	3,137	3,472	6,376	-	-

Other

Minto [6]	2,189	-	-	-	1,441	2,546	2,554	2,707

777	3,987	4,278	4,788	4,445	4,248	4,124	4,982	5,645

Total Other	6,176	4,278	4,788	4,445	5,689	6,670	7,536	8,352

Total gold ounces produced	107,225	103,624	100,908	94,918	107,160	106,255	90,485	80,074

Silver ounces produced [2]

San Dimas [4]	-	-	-	-	-	-	607	1,606

Peñasquito	1,895	2,026	702	1,594	1,455	1,050	1,267	1,450

Antamina	1,342	1,223	1,334	1,176	1,225	1,406	1,394	1,304

Constancia	632	686	552	635	695	682	552	598

Other

Los Filos	55	33	37	38	29	21	33	29

Zinkgruvan	724	630	631	479	608	530	453	565

Yauliyacu	358	620	627	528	233	597	719	550

Stratoni	147	131	172	143	149	165	211	137

Minto [6]	18	-	-	-	8	25	30	35

Neves-Corvo	385	431	392	498	509	458	421	405

Aljustrel	325	240	322	470	475	514	138	-

Lagunas Norte [7]	-	-	-	-	-	-	-	217

Pierina [7]	-	-	-	-	-	-	-	107

Veladero [7]	-	-	-	-	-	-	-	265

777	81	62	93	95	113	136	152	146

Total Other	2,093	2,147	2,274	2,251	2,124	2,446	2,157	2,456

Total silver ounces produced	5,962	6,082	4,862	5,656	5,499	5,584	5,977	7,414

Palladium ounces produced ²

Stillwater	6,057	5,471	5,736	4,729	5,869	8,817	-	-

GEOs produced [8]	186,892	184,160	166,700	169,443	180,936	184,139	164,043	171,328

SEOs produced [8]	15,185	14,963	13,544	13,767	14,701	14,961	13,329	13,920

Average payable rate [2]

Gold	95.6%	95.1%	95.3%	95.6%	95.5%	95.4%	94.9%	94.7%

Silver	85.4%	85.1%	83.4%	83.0%	83.1%	83.5%	86.8%	89.7%

Palladium	99.4%	83.5%	87.6%	98.5%	96.4%	94.6%	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
8)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [15]

Summary of Ounces Sold

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018

Gold ounces sold

Salobo	58,137	63,064	57,715	84,160	75,351	65,139	70,734	54,645

Sudbury [2]	7,394	7,600	8,309	4,061	4,864	2,560	4,400	5,186

Constancia	5,108	4,742	4,409	5,512	3,645	2,980	2,172	3,247

San Dimas [3]	11,499	11,374	10,284	11,510	8,453	9,771	3,738	-

Stillwater [4]	2,925	3,314	3,301	2,856	3,473	2,075	-	-

Other

Minto [5]	-	-	765	3,307	2,674	796	2,284	1,763

777	4,160	4,672	5,294	3,614	4,353	5,921	3,812	5,132

Total Other	4,160	4,672	6,059	6,921	7,027	6,717	6,096	6,895

Total gold ounces sold	89,223	94,766	90,077	115,020	102,813	89,242	87,140	69,973

Silver ounces sold

San Dimas [3]	-	-	-	-	-	-	1,070	1,372

Peñasquito	1,268	1,233	912	1,164	901	1,241	1,547	1,227

Antamina	1,227	1,059	1,186	1,255	1,300	1,333	1,422	1,413

Constancia	672	521	478	735	629	567	410	574

Other

Los Filos	26	44	26	38	15	27	35	52

Zinkgruvan	473	459	337	232	543	326	297	391

Yauliyacu	561	574	542	15	317	697	521	360

Stratoni	120	126	240	80	78	125	171	148

Minto [5]	-	-	2	30	22	-	28	(1)

Neves-Corvo	154	243	194	265	240	234	178	169

Aljustrel	121	139	216	381	226	302	-	-

Lagunas Norte [6]	-	-	-	-	-	1	65	236

Pierina [6]	-	-	-	-	-	-	54	88

Veladero [6]	-	-	-	-	-	2	104	161

777	62	86	108	99	129	163	70	153

Total Other	1,517	1,671	1,665	1,140	1,570	1,877	1,523	1,757

Total silver ounces sold	4,684	4,484	4,241	4,294	4,400	5,018	5,972	6,343

Palladium ounces sold

Stillwater	5,312	4,907	5,273	5,189	5,049	3,668	-	-

GEOs sold [7]	152,389	155,049	147,755	173,255	162,205	154,815	160,627	148,055

SEOs sold [7]	12,382	12,598	12,005	14,077	13,179	12,579	13,051	12,029

Cumulative payable gold ounces PBND [8]	98,626	85,335	81,535	75,236	99,474	99,987	88,547	89,839

Cumulative payable silver ounces PBND [8]	4,546	4,138	3,403	3,585	3,184	3,015	3,375	4,126

Cumulative payable palladium ounces PBND [8]	4,872	4,163	4,504	4,754	5,282	4,671	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	Comprised of the Stillwater and East Boulder gold and palladium interests.
5)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

8)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [16]

Quarterly Financial Review 1

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018		Q1 2018

Gold ounces sold	89,223	94,766	90,077	115,020	102,813	89,242		87,140		69,973

Realized price [2]	$1,483	$1,471	$1,320	$1,308	$1,229	$1,210		$1,305		$1,330

Gold sales	$132,342	$139,433	$118,870	$150,399	$126,343	$108,012		$113,753		$93,086

Silver ounces sold	4,684	4,484	4,241	4,294	4,400	5,018		5,972		6,343

Realized price [2]	$17.36	$17.09	$14.93	$15.64	$14.66	$14.80		$16.52		$16.73

Silver sales	$81,296	$76,631	$63,313	$67,162	$64,510	$74,255		$98,647		$106,166

Palladium ounces sold	5,312	4,907	5,273	5,189	5,049	3,668		-		-

Realized price [2]	$1,804	$1,535	$1,381	$1,443	$1,137	$955	$	n.a	$	n.a

Palladium sales	$9,584	$7,531	$7,283	$7,488	$5,738	$3,502		$-		$-

Total sales	$223,222	$223,595	$189,466	$225,049	$196,591	$185,769		$212,400		$199,252

Cash cost 2, [3]

Gold	$426	$424	$420	$417	$409	$418		$407		$399

Silver	$5.13	$5.16	$5.14	$4.64	$4.66	$5.04		$4.54		$4.49

Palladium	$321	$271	$247	$254	$205	$169	$	n.a	$	n.a

Depletion [2]

Gold	$417	$417	$420	$385	$421	$426		$411		$418

Silver	$5.12	$4.81	$4.97	$5.05	$5.06	$4.97		$4.47		$4.42

Palladium	$470	$470	$470	$470	$463	$462	$	n.a	$	n.a

Net earnings (loss)	$77,524	$75,960	$(124,694)	$57,349	$6,828	$34,021		$318,142		$68,123

Per share

Basic	$0.17	$0.17	$(0.28)	$0.13	$0.02	$0.08		$0.72		$0.15

Diluted	$0.17	$0.17	$(0.28)	$0.13	$0.02	$0.08		$0.72		$0.15

Adjusted net earnings [4]	$77,953	$72,692	$44,808	$56,540	$36,745	$35,132		$72,340		$69,563

Per share

Basic	$0.17	$0.16	$0.10	$0.13	$0.08	$0.08		$0.16		$0.16

Diluted	$0.17	$0.16	$0.10	$0.13	$0.08	$0.08		$0.16		$0.16

Cash flow from operations	$131,867	$142,300	$109,258	$118,194	$108,461	$108,413		$135,200		$125,340

Per share [5]

Basic	$0.29	$0.32	$0.25	$0.27	$0.24	$0.24		$0.31		$0.28

Diluted	$0.29	$0.32	$0.24	$0.27	$0.24	$0.24		$0.30		$0.28

Dividends declared	$40,252	$40,197	$40,133	$40,074	$39,959	$39,921		$39,888		$39,851

Per share	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09		$0.09		$0.09

Total assets	$6,278,007	$6,258,859	$6,240,823	$6,478,700	$6,470,046	$6,586,018		$6,216,112		$5,637,727

Total liabilities	$952,087	$1,057,415	$1,128,877	$1,252,752	$1,298,130	$1,398,830		$981,497		$712,188

Total shareholders’ equity	$5,325,920	$5,201,444	$5,111,946	$5,225,948	$5,171,916	$5,187,188		$5,234,615		$4,925,539

1)	All figures in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)	Expressed as US$ per ounce.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 46 of this MD&A.
5)	Refer to discussion on non-IFRS measure (ii) on page 47 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [17]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	74,716	58,137		$1,484		$404		$383	$86,252	$40,488	$55,963	$2,605,257

Sudbury [4]	6,639	7,394		1,481		400		819	10,952	1,936	8,342	344,043

Constancia	4,757	5,108		1,484		404		361	7,578	3,670	5,345	110,406

San Dimas	11,352	11,499		1,484		606		310	17,059	6,531	7,962	194,367

Stillwater	3,585	2,925		1,484		268		519	4,339	2,038	3,556	229,994

Other [5]	6,176	4,160		1,481		420		462	6,162	2,492	4,413	13,168

	107,225	89,223		$1,483		$426		$417	$132,342	$57,155	$85,581	$3,497,235

Silver

Peñasquito	1,895	1,268		$17.33		$4.21		$3.06	$21,974	$12,752	$16,636	$374,702

Antamina	1,342	1,227		17.33		3.46		8.73	21,262	6,308	16,730	668,810

Constancia	632	672		17.33		5.96		7.50	11,641	2,598	6,348	228,187

Other [6]	2,093	1,517		17.41		6.90		2.86	26,419	11,619	13,578	487,693

	5,962	4,684		$17.36		$5.13		$5.12	$81,296	$33,277	$53,292	$1,759,392

Palladium

Stillwater	6,057	5,312		$1,804		$321		$470	$9,584	$5,381	$7,877	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,222	$95,813	$146,750	$5,734,106

Other

General and administrative										$(11,695)	$(5,709)

Finance costs										(9,607)	(9,537)

Other										(435)	409

Income tax										3,448	(46)

Total other										$(18,289)	$(14,883)	$543,901

										$77,524	$131,867	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the three months ended December 31, 2019 were as follows:

Three Months Ended December 31, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	186,892	152,389	$ 1,465	$ 418	$ 1,047	$ 418	$ 629

Silver equivalent basis [5]	15,185	12,382	$ 18.03	$ 5.15	$ 12.88	$ 5.14	$ 7.74

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [18]

Three Months Ended December 31, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	76,995	75,351		$1,228		$400		$386	$92,496	$33,258	$62,356	$2,706,060

Sudbury [4]	6,646	4,864		1,231		400		795	5,988	175	4,043	366,463

Constancia	4,266	3,645		1,225		400		374	4,467	1,645	3,008	117,547

San Dimas	10,092	8,453		1,241		600		558	10,486	694	5,414	208,195

Stillwater	3,472	3,473		1,232		220		528	4,278	1,680	3,513	236,432

Other [5]	5,689	7,027		1,228		381		337	8,628	3,585	5,771	21,359

	107,160	102,813		$1,229		$409		$421	$126,343	$41,037	$84,105	$3,656,056

Silver

Peñasquito	1,455	901		$14.66		$4.17		$2.96	$13,211	$6,791	$9,454	$388,722

Antamina	1,225	1,300		14.57		2.92		8.70	18,945	3,832	14,898	710,077

Constancia	695	629		14.49		5.90		7.14	9,116	913	5,405	246,231

Other [6]	2,124	1,570		14.81		5.89		2.41	23,238	10,214	13,415	502,638

	5,499	4,400		$14.66		$4.66		$5.06	$64,510	$21,750	$43,172	$1,847,668

Palladium

Stillwater	5,869	5,049		$1,137		$205		$463	$5,738	$2,363	$4,703	$259,693

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$196,591	$65,150	$131,980	$6,156,839

Other

General and administrative										$(21,143)	$(6,168)

Finance costs										(13,836)	(17,445)

Other										(4,670)	210

Income tax										(18,673)	(116)

Total other										$(58,322)	$(23,519)	$313,207

										$6,828	$108,461	$6,470,046

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the three months ended December 31, 2018 were as follows:

Three Months Ended December 31, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	180,936	162,205	$ 1,212	$ 392	$ 820	$ 418	$ 402

Silver equivalent basis [5]	14,701	13,179	$ 14.92	$ 4.83	$ 10.09	$ 5.15	$ 4.94

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [19]

Gold Production

For the three months ended December 31, 2019, attributable gold production was 107,200 ounces, virtually unchanged relative to the comparable period in 2018, with the mine specific changes period over period being as follows:

●	1,300 ounce (12%) increase related to the gold stream relative to the San Dimas mine, primarily due to higher throughput and grades;

●

500 ounce (12%) increase related to the gold stream relative to the Constancia mine reflecting the additional 2,005 ounces of gold received by the Company as compensation for the mining of the Pampacancha deposit having been delayed beyond 2018, partially offset by lower grades; and

●	500 ounce (9%) increase related to gold production from the Other mines which was primarily due to the resumption of production at the Minto mine during October 2019; partially offset by

●	2,300 ounce (3%) decrease related to the gold stream relative to the Salobo mine.

Silver Production

For the three months ended December 31, 2019, attributable silver production was 6.0 million ounces relative to 5.5 million ounces for the comparable period in 2018, with the 0.5 million ounce increase being primarily due to the following:

●

440,000 ounce (30%) increase related to the silver stream relative to the Peñasquito mine, primarily the result of a significant increase in grades, partially offset by lower tonnage, with current period throughput being negatively impacted by an illegal blockade which began September 15, 2019 and ended October 22, 2019 (see page 8 of this MD&A for more information).

Palladium Production

For the three months ended December 31, 2019, attributable palladium production was 6,100 ounces relative to 5,900 ounces for the comparable period in 2018, with the 200 ounce (3%) increase being attributable to higher throughput.

Net Earnings

For the three months ended December 31, 2019, net earnings was $78 million relative to $7 million for the comparable period in 2018, with the $71 million increase being primarily attributable to the following factors:

Net earnings for the three months ended December 31, 2018	$6,828
Variance in gross margin
Variance in revenue due to:
Payable gold production	$265
Payable silver production	7,675
Payable palladium production	410
Changes in PBND	(20,581)
Prices realized per ounce sold	38,862
Total increase to revenue	$26,631
Variance in cost of sales due to:
Sales volume	$8,335
Sales mix differences	(4,827)
Cash cost per ounce	(2,475)
Depletion per ounce	2,999
Total decrease to cost of sales	$4,032
Total increase to gross margin	$30,663
Other variances
General and administrative expenses (see page 26)	9,448
Other income / expense (see page 26)	4,235
Finance costs (see page 27)	4,229
Income taxes (see page 27)	22,121
Total increase in net earnings	$70,696
Net earnings for the three months ended December 31, 2019	$77,524

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [20]

Year Ended December 31, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	276,233	263,076		$1,389		$404		$383	$365,448	$158,363	$-	$158,363	$259,166	$2,605,257

Sudbury [5]	33,455	27,364		1,397		400		819	38,234	4,868	-	4,868	27,385	344,043

Constancia	19,288	19,771		1,397		402		361	27,613	12,527	-	12,527	19,668	110,406

San Dimas	44,377	44,667		1,400		604		310	62,528	21,706	-	21,706	35,534	194,367

Stillwater	13,635	12,396		1,396		250		519	17,303	7,776	-	7,776	14,209	229,994

Other [6]	19,687	21,812		1,372		401		376	29,919	12,992	-	12,992	21,561	13,168

	406,675	389,086		$1,391		$421		$408	$541,045	$218,232	$-	$218,232	$377,523	$3,497,235

Silver

Peñasquito	6,217	4,577		$16.30		$4.21		$3.06	$74,578	$41,291	$-	$41,291	$55,310	$374,702

Antamina	5,075	4,727		16.15		3.24		8.73	76,328	19,739	-	19,739	61,007	668,810

Constancia	2,505	2,406		16.17		5.93		7.50	38,895	6,593	-	6,593	24,637	228,187

Other [7]	8,765	5,993		16.45		6.68		2.50	98,600	43,581	-	43,581	55,509	487,693

	22,562	17,703		$16.29		$5.02		$4.99	$288,401	$111,204	$-	$111,204	$196,463	$1,759,392

Palladium

Stillwater	21,993	20,681		$1,542		$273		$470	$31,886	$16,511	$-	$16,511	$26,230	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$861,332	$345,947	$(165,912)	$180,035	$600,216	$5,734,106

Other

General and administrative												$(54,507)	$(46,292)

Finance costs												(48,730)	(44,733)

Other												274	(2,191)

Income tax												9,066	(5,380)

Total other												$(93,897)	$(98,596)	$543,901

												$86,138	$501,620	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Please refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the year ended December 31, 2019 were as follows:

Year Ended December 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	707,195	628,447	$ 1,371	$ 411	$ 960	$ 409	$ 551

Silver equivalent basis [5]	57,460	51,061	$ 16.87	$ 5.06	$ 11.81	$ 5.03	$ 6.78

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [21]

Year Ended December 31, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	281,780	265,869		$1,266		$400		$386	$336,474	$127,455	$230,126	$2,706,060

Sudbury [4]	23,143	17,010		1,281		400		795	21,785	1,456	14,959	366,463

Constancia	14,496	12,044		1,267		400		374	15,259	5,937	10,441	117,547

San Dimas	26,460	21,962		1,227		600		557	26,943	1,532	13,766	208,195

Stillwater	9,848	5,548		1,222		219		527	6,777	2,637	5,562	236,432

Other [5]	28,247	26,735		1,270		388		391	33,955	13,129	22,162	21,359

	383,974	349,168		$1,264		$409		$419	$441,193	$152,146	$297,016	$3,656,056

Silver

San Dimas [6]	2,213	2,442		$16.62		$4.32		$1.46	$40,594	$26,470	$30,045	$-

Peñasquito	5,222	4,916		15.80		4.17		2.96	77,691	42,662	57,190	388,722

Antamina	5,329	5,468		15.80		3.16		8.70	86,408	21,582	69,143	710,077

Constancia	2,527	2,180		15.63		5.90		7.14	34,082	5,647	21,219	246,231

Other [7]	9,183	6,727		15.58		5.98		3.08	104,804	43,873	64,645	502,638

	24,474	21,733		$15.81		$4.67		$4.69	$343,579	$140,234	$242,242	$1,847,668

Palladium

Stillwater	14,686	8,717		$1,060		$190		463	$9,240	$3,551	$7,584	$259,693

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$794,012	$295,931	$546,842	$6,156,839

Other

General and administrative										$(51,650)	$(29,564)

Finance costs										(41,187)	(40,363)

Gain on disposal of San Dimas SPA										245,715	-

Other										(5,826)	1,458

Income tax										(15,868)	(960)

Total other										$131,184	$(69,429)	$313,207

										$427,115	$477,413	$6,470,046

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests in addition to the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Navidad, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the year ended December 31, 2018 were as follows:

Year Ended December 31, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	700,446	625,701	$ 1,269	$ 393	$ 876	$ 403	$ 473

Silver equivalent basis [5]	56,911	50,838	$ 15.62	$ 4.83	$ 10.79	$ 4.96	$ 5.83

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [22]

Gold Production

For the year ended December 31, 2019, attributable gold production was 406,700 ounces, relative to 384,000 ounces for the comparable period in 2018, with the 22,700 ounce increase being primarily attributable to the following factors:

●	17,900 ounce (68%) increase related to the gold stream relative to the San Dimas mine, primarily due to the commencement of the gold stream on May 10, 2018;

●

10,300 ounce (45%) increase related to the gold stream relative to the Sudbury mines, with production during the first half of 2018 being adversely impacted by the temporary shutdown of the Coleman mine;

●

4,800 ounce (33%) increase related to the gold stream relative to the Constancia mine, primarily due to the additional 8,020 ounces of gold received by the Company as compensation for the mining of the Pampacancha deposit having been delayed beyond 2018, partially offset by lower grades; and

●	3,800 ounce (38%) increase related to the gold stream relative to the Stillwater mines, primarily due to the acquisition of the Stillwater PMPA effective July 1, 2018; partially offset by

●	8,600 ounce (30%) decrease related to gold production at the Other mines, primarily due to the Minto mine being placed into care and maintenance from October 2018 until October 2019; and

●	5,500 ounce (2%) decrease related to the gold stream relative to the Salobo mine, primarily due to lower throughput, partially offset by higher grades.

Silver Production

For the year ended December 31, 2019, attributable silver production was 22.6 million ounces, relative to 24.5 million ounces for the comparable period in 2018, with the 1.9 million ounce decrease being primarily attributable to the following factors:

●	2,214,000 ounce (100%) decrease related to the termination of the previously owned San Dimas SPA effective May 10, 2018;

●

418,000 ounce (5%) decrease related to silver production from the Other mines, due primarily to the cessation of all deliveries effective March 31, 2018 from the Lagunas Norte, Veladero, and Pierina mines in accordance with the Pascua-Lama PMPA, partially offset by increased production at the Aljustrel mine which resumed attributable production during Q2 2018; and

●	255,000 ounce (5%) decrease related to the silver stream relative to the Antamina mine, which was primarily due to lower grades; partially offset by

●

996,000 ounce (19%) increase related to the silver stream relative to the Peñasquito mine, primarily due to higher grades, partially offset by lower throughput with current period throughput being negatively impacted by illegal blockades which ran from April 29, 2019 to June 17, 2019 and from September 15, 2019 to October 22, 2019 (see page 8 of this MD&A for more information).

Palladium Production

For the year ended December 31, 2019, attributable palladium production was 22,000 ounces, relative to 14,700 ounces for the comparable period in 2018, with the 7,300 ounce (50%) increase being attributable to the acquisition of the Stillwater PMPA effective July 1, 2018.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [23]

Net Earnings

For the year ended December 31, 2019, net earnings was $86 million relative to $427 million for the comparable period in 2018, with the $341 million decrease being primarily attributable to the following factors:

Net earnings for the year ended December 31, 2018	$427,115

Variance in gross margin
Variance in revenue due to:
Payable gold production	$28,746
Payable silver production	(32,465)
Payable palladium production	6,647
Changes in PBND	(3,514)
Prices realized per ounce sold	67,906

Total increase to revenue	$67,320

Variance in cost of sales due to:
Sales volume	$(3,150)
Sales mix differences	(20,100)
Cash cost per ounce	(7,018)
Depletion per ounce	12,964

Total increase to cost of sales	$(17,304)

Total increase to gross margin	$50,016
Other variances
General and administrative expenses (see page 26)	(2,857)
Impairment charge - Voisey’s Bay cobalt stream - current period	(165,912)
Gain on disposal - San Dimas silver stream - prior period	(245,715)
Other income / expense (see page 26)	6,100
Finance costs (see page 27)	(7,543)
Income taxes (see page 27)	24,934

Total decrease in net earnings	$(340,977)

Net earnings for the year ended December 31, 2019	$86,138

Impairment of Mineral Stream Interests

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the mine operators. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [24]

fixed based on the terms of each PMPA, as disclosed in the Contractual Obligations and Contingencies section of this MD&A.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, the following PMPA was determined to be impaired:

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2019	2018	2019	2018

Cobalt interests

Voisey’s Bay	$-	$-	$165,912	$-

Total impairment charges	$-	$-	$165,912	$-

Voisey’s Bay - Indicator of Impairment

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

During the six months ended December 31, 2019, there were no further indications of impairment or any indications of impairment reversal that resulted in a reassessment of the recoverable value of the Voisey’s Bay PMPA.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [25]

General and Administrative

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2019	2018	2019	2018

Salaries and benefits

Salaries and benefits, excluding PSUs	$3,076	$4,073	$13,840	$14,397

PSUs	2,830	6,103	17,174	9,517

Total salaries and benefits	$5,906	$10,176	$31,014	$23,914

Depreciation	494	294	1,903	1,057

Donations	874	799	2,946	2,610

Professional fees	594	5,990	2,496	8,559

Other	2,396	2,496	10,457	10,078

General and administrative before equity settled stock based compensation	$10,264	$19,755	$48,816	$46,218

Equity settled stock based compensation (a non-cash expense)	1,431	1,388	5,691	5,432

Total general and administrative	$11,695	$21,143	$54,507	$51,650

For the three months ended December 31, 2019, general and administrative expenses decreased by $9 million relative to the comparable period in the previous year with the decrease being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”) coupled with professional fees incurred during the fourth quarter of 2018 associated with the CRA Settlement, which is discussed on page 27 of this MD&A.

Other (Income) Expense

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2019	2018	2019	2018

Interest income	$(131)	$(198)	$(816)	$(750)

Dividend income	-	(20)	(59)	(78)

Guarantee fees - Primero Revolving Credit Facility	-	-	-	(858)

Fees for contract amendments and reconciliations	-	-	-	(248)

Share of losses of associate	53	59	164	432

Impairment loss - investment in associate	-	-	1,649	-

Foreign exchange loss (gain)	258	(298)	1,028	(144)

(Gain) loss on fair value adjustment of share purchase warrants held	10	1	16	124

(Gain) loss on fair value adjustment of convertible notes receivable	366	661	1,043	2,878

Gain on disposal of mineral royalty interest	-	-	(2,929)	-

Interest and penalties related to CRA Settlement	20	4,317	(225)	4,317

Other	(141)	148	(145)	153

Total other (income) expense	$435	$4,670	$(274)	$5,826

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [26]

Finance Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2019	2018	2019	2018

Average principal outstanding during period	$929,666	$1,335,922	$1,099,846	$1,005,222

Average effective interest rate during period	3.62%	3.83%	4.07%	3.57%

Total interest costs incurred during period	$8,418	$12,784	$44,767	$35,839

Costs related to undrawn credit facilities	1,137	635	3,834	3,707

Interest expense - lease liabilities	52	-	175	-

Letter of guarantee	-	417	(46)	1,641

Total finance costs	$9,607	$13,836	$48,730	$41,187

Income Tax Expense (Recovery)

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2019	2018	2019	2018
Current income tax expense related to foreign jurisdictions	$(51)	$11	$73	$86

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	1,666	(1,624)	$7,311	$841

Write down (reversal of write down) or recognition of prior period temporary differences	(5,134)	(48)	(16,521)	(5,393)

Total deferred income tax expense (recovery)	$(3,468)	$(1,672)	$(9,210)	$(4,552)

Total income tax recovery from operations	$(3,519)	$(1,661)	$(9,137)	$(4,466)

Income tax expense related to CRA Settlement

Current income tax expense related to CRA Settlement	$71	$4,020	$71	$4,020

Reversal of previously recognized non-capital losses	-	3,848	-	3,848

Income tax expense offset by previously unrecognized non-capital losses recognized through Equity	-	12,466	-	12,466

Total income tax expense related to CRA Settlement [1]	$71	$20,334	$71	$20,334

Income tax expense (recovery) recognized in net earnings	$(3,448)	$18,673	$(9,066)	$15,868

1)	The figures for 2018 are net of an $18 million tax benefit relating to non-capital losses and other deductions recognized through net earnings.

Settlement of the Canada Revenue Agency International Tax Dispute - 2018

On December 13, 2018, the Company reached a settlement with the Canada Revenue Agency (the “CRA”) which provided for a final resolution of the Company’s tax appeal in connection with the reassessment of the 2005 to 2010 taxation years under transfer pricing rules related to the income generated by the Company’s foreign subsidiaries outside of Canada (the “CRA Settlement”).

Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada. The CRA Settlement principles also apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

After the application of non-capital losses, for the 2005 to 2017 taxation years, the Company accrued in the results for the year ended December 31, 2018 cash taxes of $4 million (Cdn$5.5 million) as well as interest and other penalties of $4.3 million (Cdn$5.9 million). Interest and other penalties are reflected in the line item Other (Income) Expense on the Statement of Earnings.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [27]

A significant component of the non-capital losses that have been applied to offset the additional taxable income arising from the CRA Settlement relate to share issue costs. As share issue costs, which are deducted for tax purposes over a 5-year period, reduce share capital for accounting purposes rather than being deducted as an expense in the Statement of Earnings, the tax benefit related to these costs are also recognized in share capital. As such, the Company recorded an income tax expense of $12 million in the Statement of Earnings with an offsetting income tax recovery reflected directly in the Statement of Shareholders’ Equity for the year ended December 31, 2018.

The 2012 to 2015 taxation years remain under audit for international transactions and the 2016 to 2019 taxation years remain open to audit.

Liquidity and Capital Resources1

As at December 31, 2019, the Company had cash and cash equivalents of $104 million (December 31, 2018 - $76 million) and debt outstanding under its $2 billion revolving term loan (the “Revolving Facility”) of $875 million (December 31, 2018 - $1,264 million), resulting in a net debt position of $771 million (December 31, 2018 - $1,188 million).2

A summary of the Company’s cash flow activity is as follows:

Three Months Ended December 31, 2019

Cash Flows From Operating Activities

During the three months ended December 31, 2019, the Company generated operating cash flows of $132 million compared with $108 million during the comparable period of 2018, with the increase being attributable to the following:

Operating cash inflow for the three months ended December 31, 2018	$108,461

Variance attributable to revenue (see page 20):	$26,631
Increase in ARa relative to sales	(330)

Total increase to cash inflows attributable to sales	$26,301

Variance attributable to cost of sales, excluding depletion:
Sales volume	$4,179
Sales mix differences	(1,869)
Cost per ounce	(2,475)
Decrease in APa relative to cost of sales	(11,366)

Total increase to cash outflows attributable to cost of sales	$(11,531)

Total increase to net cash inflows attributable to gross margin	$14,770
Other variances:
General and administrative	459
Finance costs	7,908
Income taxes	70
Other	199

Total increase to net cash inflows	$23,406

Operating cash inflow for the three months ended December 31, 2019	$131,867

a)	AR = accounts receivable; AP = accounts payable.

Finance Costs Variance

As more fully detailed on page 27 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to a combination of lower average outstanding principal balance resulting from repayments made during 2019 under the Company’s Revolving Facility coupled with the timing of when interest payments are due during the period.

Cash Flows From Financing Activities

During the three months ended December 31, 2019, the Company had net cash outflows from financing activities of $169 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $139 million and dividend payments totaling $34 million, partially offset by proceeds relative to the exercise of stock options in the amount of $4 million. During the three months ended December 31, 2018, the Company had net cash outflows from financing activities of $151 million which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $117 million and dividend payments of $34 million.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]	As explained in non-IFRS measure (v) on page 48 of this MD&A, net debt equals bank debt less cash and cash equivalents.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [28]

Cash Flows From Investing Activities

During the three months ended December 31, 2019, the Company had net cash outflows from investing activities of $10 million, which was primarily the result of the advance of $10 million to Gold X in exchange for the Gold X Convertible Note (see page 12 of this MD&A). During the three months ended December 31, 2018, the Company had net cash outflows from investing activities of $1 million.

Year Ended December 31, 2019

Cash Flows From Operating Activities

During the year ended December 31, 2019, the Company generated operating cash flows of $502 million compared with $477 million during the comparable period of 2018, with the increase being attributable to the following:

Operating cash inflow for the year ended December 31, 2018	$477,413

Variance attributable to revenue (see page 24):	$67,320
Increase in ARa relative to sales	(3,085)

Total increase to cash inflows attributable to sales	$64,235

Variance attributable to cost of sales, excluding depletion:
Sales volume	$214
Sales mix differences	(5,960)
Cost per ounce	(7,018)
Increase in APa relative to cost of sales	1,903

Total increase to cash outflows attributable to cost of sales	$(10,861)

Total increase to net cash inflows attributable to gross margin	$53,374
Other variances:
General and administrative	(16,728)
Finance costs	(4,370)
Income taxes	(4,420)
Other	(3,649)

Total increase to net cash inflows	$24,207

Operating cash inflow for the year ended December 31, 2019	$501,620

a)	AR = accounts receivable; AP = accounts payable.

General and Administrative Variance

The increase to cash outflows relative to general and administrative expenses during the year was primarily a result of the payment of previously accrued professional fee invoices associated with the CRA Settlement in the amount of $5 million and the payment relative to the Company’s performance share units (“PSUs”) in the amount of $9 million. During 2018, the PSUs which matured did not result in any payment being owed.

Finance Costs Variance

As more fully detailed on page 27 of this MD&A, the increase to cash outflows relative to finance costs during the year was due to a combination of higher market rates of interest coupled with a higher average outstanding principal balance resulting from advances during 2018 in the amount of $373 million and $452 million taken under the Company’s Revolving Facility which were used to partially fund the Voisey’s Bay cobalt stream and the Stillwater gold and palladium stream, respectively, partially offset by the timing of when interest payments are due during the period and the cancellation of the letters of guarantee. The Company uses excess cash to pay down the Revolving Facility, and during 2019, the Company repaid $390 million under the Revolving Facility.

Income Taxes Variance

As more fully detailed on page 27 of this MD&A, the increase to cash outflows relative to income taxes was primarily the result of payments relative to the CRA Settlement.

Cash Flows From Financing Activities

During the year ended December 31, 2019, the Company had net cash outflows from financing activities of $484 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $390 million and dividend payments totaling $130 million, partially offset by proceeds relative to the exercise of stock options in the amount of $37 million. During the year ended December 31, 2018, the Company had net cash inflows from financing activities of $361 million, which was primarily the result of advances in the amount of $373 million and $452 million taken under the Company’s Revolving Facility which were used to partially fund the Voisey’s Bay cobalt stream and the Stillwater gold and palladium stream, respectively, with these cash inflows being partially offset by repayments under the Company’s Revolving Facility in the amount of $331 million and dividend payments totaling $133 million.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [29]

Cash Flows From Investing Activities

During the year ended December 31, 2019, the Company had net cash inflows from investing activities of $11 million, which was primarily the result of $18 million received relating to proceeds on disposal of long-term equity investments (see page 11 of this MD&A) and $9 million received from the sale of the Metates mineral royalty interest (see page 9 of this MD&A), partially offset by the advance of $10 million to Gold X in exchange for the Gold X Convertible Note (see page 12 of this MD&A) and a $2 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement. During the year ended December 31, 2018, the Company had net cash outflows from investing activities of $861 million, which was primarily the result of (i) a payment to Sibanye-Stillwater in the amount of $500 million in connection with the Stillwater gold and palladium stream; (ii) a payment to Vale in the amount of $390 million in connection with the Voisey’s Bay cobalt stream; (iii) a $220 million payment to First Majestic in connection with the San Dimas PMPA; (iv) payments totaling $7 million to Kutcho in connection with the Kutcho Early Deposit Agreement; (v) payments totaling $2 million to Panoro in connection with the Cotabambas Early Deposit Agreement; and (vi) payments totaling $7 million related to closing costs relative to the various streaming transactions concluded during 2018, with these cash outflows being partially offset by a $220 million payment received from First Majestic as partial consideration for the termination of the San Dimas SPA, a $10 million payment received from Goldcorp Inc. (“Goldcorp”) as consideration for the termination of the guarantee provided by Goldcorp with respect to the delivery by Primero Mining Corp. of all silver produced and owing to the Company until 2029 (the “Goldcorp Guarantee”) and proceeds of disposition relative to the Company’s investment in Arizona Mining in the amount of $48 million (see page 11 of this MD&A).

Conclusion

In the opinion of management, the $104 million of cash and cash equivalents as at December 31, 2019, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 31 and 32 of this MD&A, in addition to known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [30]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.26		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	[3]	100%		0%		0%		$404	[4]	$5.96	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$408		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$606		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.89	[12]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$9.33	[13]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.30		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%		0%		0%		variable	[17]	$4.27		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$420	[4]	$6.20	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	14-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	The Company is committed to purchase from Glencore an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.89 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.89 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 20,000 meters of Expansion Drilling in June 2019.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

21)

Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production to be purchased will decrease to 66.67% of gold and silver production for the life of mine.

22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [31]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$874,500	$-	$874,500	$-	$874,500

Interest [2]	25,363	68,061	5,877	-	99,301	-	99,301

Payments for mineral stream interests [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	1,500	4,000	-	-	5,500	126,000	131,500

Kutcho	-	-	-	-	-	58,000	58,000

Non-revolving credit facility [5]	564	-	-	-	564	-	564

Leases liabilities	865	2,675	1,144	-	4,684	-	4,684

Total contractual obligations	$28,292	$74,736	$881,521	$-	$984,549	$585,550	$1,570,099

1)	At December 31, 2019, the Company had $875 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2019 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.
5)	Represents the maximum amount available to Kutcho under the Cdn$1.3 million non-revolving credit facility (see the Kutcho section on the following page).

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan. Please see the section entitled Toroparu - Development Update on page 9 of this MD&A for more information.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $9 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $5 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [32]

the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Non-revolving credit facility

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million), of which $0.4 million (Cdn$0.6 million) has been drawn as at December 31, 2019. The credit facility, which matures on December 31, 2020, carries interest at 15% per annum, compounded monthly.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Taxes - Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments 1

The Company has received Notices of Reassessment for the 2013 to 2015 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $7 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order challenge the Domestic Reassessments. The 2016 to 2019 taxation years remain open to a domestic audit.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

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On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On February 11, 2020, the parties to the Second Amended Complaint filed a stipulation of settlement with the court that, if approved by the court, will settle the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement will be fully funded by the Company’s insurance carriers and the other Defendants. The Company will not be required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits, disputes and the matters disclosed in the Income Tax Expense (Recovery) section on page 27 of this MD&A. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the year ended December 31, 2019, a total of 2,039,735 share purchase options were exercised at a weighted average exercise price of Cdn$25.79 per option, resulting in total cash proceeds to the Company in the amount of $39 million, of which $2 million was received on January 2, 2020. During the year ended December 31, 2018, a total of 46,800 share purchase options were exercised at a weighted average exercise price of Cdn$24.28 per option, resulting in total cash proceeds to the Company of $1 million.

During the year ended December 31, 2019, the Company released 133,670 RSUs, as compared to 104,178 RSUs during the comparable period of the previous year.

As of March 11, 2020, there were 447,771,433 outstanding common shares, 2,394,490 share purchase options, 366,323 restricted share units and 10,000,000 share purchase warrants.

At the Market Equity Program

Wheaton intends to initiate an at-the-market equity program (the “ATM Program”) that would allow the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the prevailing market price or other prices through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [34]

regulatory limitations. The ATM Program remains subject to negotiation of definitive agreements with the Canadian and U.S. agents, filing of the prospectus supplement with the Canadian securities regulators and U.S. Securities and Exchange Commission (the “SEC”) respectively and receipt of all regulatory approvals, which conditions are anticipated to be satisfied in April. Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Details of the ATM Program will be provided upon filing of a prospectus supplement with the Canadian securities regulators and the SEC in early April. Sales of common shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) in addition to the Kutcho Convertible Note and the Gold X Convertible Note (see page 12 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at December 31, 2019.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

Commodity Prices and Commodity Markets

The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its of revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings.

The “Mining Operations” consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Los Filos mine, the Peñasquito mine, the Keno Hill mines, the Neves-Corvo mine, the Minto mine, the Pascua-Lama project, the Aljustrel mine, the 777 mine, the Salobo mine, the Sudbury mines, the Constancia mine, the Antamina mine, the Stillwater mines, the Voisey’s Bay mine, the Rosemont project, the Loma de La Plata project, the Toroparu project, the Cotabambas project and the Kutcho project. Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines, silver at the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines, and therefore, the economic cut-off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [35]

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, including Wheaton Precious Metals International Ltd. which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the common shares.

Due to the size, complexity and nature of the Company’s operations, various tax matters are outstanding from time to time, including audits and disputes. If we are unable to resolve any of these matters favourably, there may be a material adverse effect on the Company (please refer to the section entitled Taxes - Canada Revenue Agency – 2013-2015 Taxation Year Domestic Reassessments on page 33 of this MD&A for more information).

The CRA Settlement principles relative to the 2005 to 2010 taxation years (please see page 27 of this MD&A for more information) also apply to taxation years after 2010, including the 2012 to 2015 taxation years which are currently under audit, and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company but which may have a material adverse effect on the Company or the price of the Common Shares.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [36]

insurance providers; and (vi) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident as discussed on page 37 of this MD&A or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees provided to Wheaton.

See also “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Mine Operator Concentration Risk”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, as well as “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks” in the Company’s Annual Information Form.

San Dimas - Mexican Tax Update

In February 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2019, during 2019, as part of the ongoing annual audits of PEM’s tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $260.9 million inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico. First Majestic also indicates that since they continue to defend the APA in the Mexican legal proceeding, the APA remains valid and First Majestic will vigorously dispute any reassessment that has been or may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe Primero’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $188.3 million, before interest or penalties.

First Majestic has indicated in their MD&A for the period ended December 31, 2019 that while it continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Vale - Brumadinho Incident

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale has reported that its potential legal liabilities resulting from the Brumadinho Incident are significant and that they cannot estimate the total amount. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident for Vale may have an impact on the Company’s business, financial condition and results of operations.

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Mine Operator Concentration Risk

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to mine operator concentration risk, including as follows:

●

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2019 were 47% of the Company’s total revenue;

●

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2019 were 12% of the Company’s total revenue; and

●

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay. Total revenues relative to Hudbay during the year ended December 31, 2019 were 11% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators or the Mining Operations, there could be a material adverse impact on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

In particular, total revenues relative to PMPAs with Vale were 47% and 45% of the Company’s total revenue for the years ended December 31, 2019 and December 31, 2018, respectively; operating cash flows from the PMPAs with Vale represented approximately 57% and 51% of the Company’s operating cash flows for the years ended December 31, 2019 and December 31, 2018, respectively; and as at December 31, 2019, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 49% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 14% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 13% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2020 and average five year forecasted gold equivalent production for 2020-2024 would be lowered by 43% and 41%, respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

Vale – Xikrin Community

Vale has reported that associations representing the indigenous community of Xikrin do Cateté brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI), seeking the suspension of the environmental permitting process of Salobo mine. Vale has reported that the associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiúnas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment of R$2 million for each association until the defendants conclude the studies. Vale reports that applicable law provides for mandatory consultation with the indigenous communities located within ten kilometers of the mine, and these indigenous communities are located more than 22 kilometers away from the mine. Vale noted that in October 2017 the court denied plaintiffs’ request for an injunction suspending the Salobo mine and that in February 2019, Vale, IBAMA, and the environmental agency Instituto Chico Mendes de Conservação da Biodiversidade (ICMBio) filed a joint answer in court, rebutting the plaintiffs’ claims, and reaffirming the legality of the environmental permitting process of Salobo mine and the fulfillment of all conditions imposed by relevant authorities. Vale noted that in March 2019, the Federal Prosecution Service (MPF) presented an opinion for the suspension of the activities in the Salobo mine. A decision by the federal court is pending.

See also “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Indebtedness and Guarantees Risk”, as well as “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating Expansion and Improvements Risks” and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples” in the Company’s Annual Information Form.

Indebtedness and Guarantees Risk

As of December 31, 2019, the Company had $875 million drawn under the Revolving Facility. As a result of this indebtedness, the Company is required to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [38]

dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of our Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out of the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future.

Litigation Claims and Proceedings

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company is currently the subject of litigation in securities class action complaints in the United States (see “U.S. Shareholder Class Action” on page 33 of this MD&A) and in Canada (see “Canadian Shareholder Class Action” on page 34 of this MD&A).

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Security Over Underlying Assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to enforce its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [39]

proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2019, the trading price of the Company’s common shares on the NYSE has ranged from a low of $18.54 per share to a high of $30.90 per share and on the TSX has ranged from a low of Cdn$24.75 per share to a high of Cdn$40.95 per share. The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including any future offerings of the Common Shares pursuant to any offering or otherwise, and other factors set out in the Company’s Annual Information Form and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in securities class action complaints in the United States (see “U.S. Shareholder Class Action” on page 33 of this MD&A) and in Canada (see “Canadian Shareholder Class Action” on page 34 of this MD&A).

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31,

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [40]

2019, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 4.07% (2018 – 3.57%). During the years ended December 31, 2019 and December 31, 2018, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $11 million and $10 million, respectively.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company and its subsidiaries have an aggregate of 39 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees, including executives, may adversely affect its business and future operations.

Impact of Epidemics

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19, through the mining operations to which the mineral stream interests relate. In addition, Wheaton’s own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial condition.

Activist Shareholders

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Information Systems and Cyber Security

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [41]

in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the significant accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests

Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.8 billion at December 31, 2019. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [42]

Impairment of Assets

As more fully described in the Impairment of Mineral Stream Interests section on page 24 of this MD&A, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Valuation of Convertible Notes Receivable

The Kutcho Convertible Note and the Gold X Convertible Note are measured at fair value for financial reporting purposes. As the convertible notes are not traded in an active market, their fair value is estimated by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible note. Any resulting change in fair value is reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense.

Relative to the Kutcho Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 21% and has used an implied volatility of 30% in valuing the convertibility feature.

Relative to the Gold X Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 12% and has used an implied volatility of 30% in valuing the convertibility feature.

Holding all other variables constant, a fluctuation in interest rates of 1% and a fluctuation in the implied volatility used of 5% would have impacted the valuation as below:

	As at December 31, 2019
	Change in interest rate		Change in volatility
(in thousands)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%

Kutcho Convertible Note	$(515)	$542	$72	$(41)

Gold X Convertible Note	(262)	270	191	(172)

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Minto Derivative Liability

In October 2017, in order to incentivize Capstone to extend the Minto mine life, the Company agreed to amend the Minto PMPA. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At December 31, 2019 and December 31, 2018, the Company estimated the fair value of this derivative liability to be $NIL.

Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of gold, silver or palladium credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2019 or December 31, 2018. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

At December 31, 2019, the Company had outstanding provisionally priced sales of $8 million (December 31, 2018 - $7 million) where the quotational period pricing was estimated based on the forward price for silver (December 31, 2018 - gold and silver). These sales consisted of 0.5 million ounces of silver (December 31, 2018 - 500 ounces of gold and 0.4 million ounces of silver) which had a fair value gain adjustment of approximately $0.5 million (December 31, 2018 - $0.5 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,600 (December 31, 2018 - for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $500 and for each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,500).

New Accounting Standards Effective in 2019

IFRS 16 – Leases:

General Impact of Application of IFRS 16 - Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases, which supersedes IAS 17 – Leases (“IAS 17”). IFRS 16 removes the distinction between operating leases and finance leases and instead has all leases accounted for as a finance lease which requires the recognition of a right-of-use asset and a lease liability on the Consolidated Balance Sheet at the lease commencement for all leases. Additionally, IFRS 16 requires the Company to recognize depreciation expense relative to the right-of-use assets and interest expense relative to the lease liability in the Consolidated Statement of Earnings.

The Company determined that it had two leases which are subject to the provisions of IFRS 16, specifically related to its offices in Vancouver, Canada and the Cayman Islands. As a result, at January 1, 2019, the Company recognized an additional $5 million of right-of-use assets on its balance sheet with an offsetting $5 million of lease liabilities.

The Company has applied the new standard on a modified retrospective basis with no restatement of the prior periods.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [44]

A reconciliation of the lease commitment relative to these two leases as reported on the financial statements for the year ended December 31, 2018 and the lease liability which has been reflected on the balance sheet effective January 1, 2019 is as follows:

(in thousands)
Total lease commitment as disclosed at December 31, 2018	$3,785
Extension option reasonably certain to be exercised [1]	1,530
Less: Discounting using the incremental borrowing rate [2]	(636)

Lease liability as at January 1, 2019	$4,679

Lease liability is comprised of:
Current portion	$637
Long-term portion	4,042

Lease liability as at January 1, 2019	$4,679

1)

The Company’s office lease in the Cayman Islands contains two optional extension periods. Upon applying IFRS 16, the Company concluded it was reasonably certain to exercise the first extension period. The second extension period, which covers a term of 5 years, was not included in the calculation of the lease liability.

2)	The future cash outflows were discounted using the Company’s estimated incremental borrowing rate ranging from 3.9764% to 4.3340%.

Accounting Policy – The Company as the Lessee

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

IFRIC 23 – Uncertainty over Income Tax Treatments:

On January 1, 2019, the Company adopted IFRIC 23 – Uncertainty over Income Tax Treatments. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this guidance did not have a material impact on the Company’s Consolidated Statement of Earnings.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2020:

●

Amendment to IFRS 3 - Business Combinations - The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [45]

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates, the impact of the CRA Settlement and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2019	2018	2019	2018

Net earnings	$77,524	$6,828	$86,138	$427,115

Add back (deduct):
Impairment loss	-	-	167,561	-

Gain on disposal of San Dimas SPA	-	-	-	(245,715)

Share in losses of associate	53	59	164	432

(Gain) loss on fair value adjustment of share purchase warrants held	10	1	16	124

(Gain) loss on fair value adjustment of convertible notes receivable	366	661	1,043	2,878

Gain on disposal of mineral royalty interest	-	-	(2,929)	-

Fees for contract amendments and reconciliations	-	-	-	(248)

Costs associated with the CRA Settlement

Income tax expense related to CRA Settlement	-	20,334	-	20,334

Interest and penalties	-	4,317	-	4,317

Professional fees	-	4,545	-	4,545

Adjusted net earnings	$77,953	$36,745	$251,993	$213,782

Divided by:

Basic weighted average number of shares outstanding	447,475	444,057	446,021	443,407

Diluted weighted average number of shares outstanding	448,426	444,429	446,930	443,862

Equals:

Adjusted earnings per share - basic	$0.17	$0.08	$0.56	$0.48
Adjusted earnings per share - diluted	$0.17	$0.08	$0.56	$0.48

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [46]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2019	2018	2019	2018

Cash generated by operating activities	$131,867	$108,461	$501,620	$477,413

Divided by:

Basic weighted average number of shares outstanding	447,475	444,057	446,021	443,407

Diluted weighted average number of shares outstanding	448,426	444,429	446,930	443,862

Equals:

Operating cash flow per share - basic	$0.29	$0.24	$1.12	$1.08

Operating cash flow per share - diluted	$0.29	$0.24	$1.12	$1.08

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018	2019	2018

Cost of sales	$127,409	$131,441	$515,385	$498,081

Less: depletion	(63,646)	(67,843)	(256,826)	(252,287)

Cash cost of sales	$63,763	$63,598	$258,559	$245,794

Cash cost of sales is comprised of:

Total cash cost of gold sold	$38,008	$42,054	$163,997	$142,728

Total cash cost of silver sold	24,048	20,508	88,906	101,410

Total cash cost of palladium sold	1,707	1,036	5,656	1,656

Total cash cost of sales	$63,763	$63,598	$258,559	$245,794

Divided by:

Total gold ounces sold	89,223	102,813	389,086	349,168

Total silver ounces sold	4,684	4,400	17,703	21,733

Total palladium ounces sold	5,312	5,049	20,681	8,717

Equals:

Average cash cost of gold (per ounce)	$426	$409	$421	$409

Average cash cost of silver (per ounce)	$5.13	$4.66	$5.02	$4.67

Average cash cost of palladium (per ounce)	$321	$205	$273	$190

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [47]

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018	2019	2018
Total sales:

Gold	$132,342	$126,343	$541,045	$441,193

Silver	$81,296	$64,510	$288,401	$343,579

Palladium	$9,584	$5,738	$31,886	$9,240

Divided by:

Total gold ounces sold	89,223	102,813	389,086	349,168

Total silver ounces sold	4,684	4,400	17,703	21,733

Total palladium ounces sold	5,312	5,049	20,681	8,717

Equals:

Average realized price of gold (per ounce)	$1,483	$1,229	$1,391	$1,264

Average realized price of silver (per ounce)	$17.36	$14.66	$16.29	$15.81

Average realized price of palladium (per ounce)	$1,804	$1,137	$1,542	$1,060

Less:

Average cash cost of gold [1] (per ounce)	$(426)	$(409)	$(421)	$(409)

Average cash cost of silver [1] (per ounce)	$(5.13)	$(4.66)	$(5.02)	$(4.67)

Average cash cost of palladium [1] (per ounce)	$(321)	$(205)	$(273)	$(190)

Equals:

Cash operating margin per gold ounce sold	$1,057	$820	$970	$855

As a percentage of realized price of gold	71%	67%	70%	68%

Cash operating margin per silver ounce sold	$12.23	$10.00	$11.27	$11.14

As a percentage of realized price of silver	70%	68%	69%	70%

Cash operating margin per palladium ounce sold	$1,483	$932	$1,269	$870

As a percentage of realized price of palladium	82%	82%	82%	82%

1)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at December 31	As at December 31
(US dollars in thousands)	2019	2018

Bank debt	$874,500	$1,264,000

Less: cash and cash equivalents	(103,986)	(75,767)

Net debt	$770,514	$1,188,233

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [48]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 11, 2020, the Board of Directors declared a dividend in the amount of $0.10 per common share, with this dividend being payable to shareholders of record on March 26, 2020 and is expected to be distributed on or about April 9, 2020. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2019. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of December 31, 2019.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2019.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2019 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [49]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2019, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

Attributable Proven and Probable Reserves (1,2,3,8,25)

As of December 31, 2019 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Process Recovery % (7)
Gold
Salobo (75%) (10)	237.1	0.30	2.30	624.3	0.32	6.42	861.3	0.32	8.73	68%
Sudbury (70%) (11)	12.8	0.52	0.21	20.3	0.44	0.29	33.0	0.47	0.50	77%
Constancia (50%)	227.1	0.06	0.43	39.8	0.06	0.08	266.9	0.06	0.51	61%
Stillwater (12,13)	6.4	0.46	0.10	41.9	0.47	0.63	48.3	0.47	0.73	69%
San Dimas (25%) (14)	0.4	4.09	0.05	0.9	3.34	0.10	1.4	3.56	0.16	95%
777 (50%)	1.1	1.77	0.06	0.7	2.03	0.05	1.8	1.87	0.11	59%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	77%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%
Total Gold			3.30			8.10			11.40
Silver
Peñasquito (25%) (10)	27.4	38.1	33.6	83.0	31.6	84.2	110.4	33.2	117.8	85%
Antamina (33.75%) (11,19)
Copper	50.0	6.0	9.6	36.1	8.1	9.4	86.1	6.9	19.1	71%
Copper-Zinc	25.7	14.0	11.5	33.1	13.1	13.9	58.7	13.5	25.5	71%
Constancia	454.2	3.0	43.6	79.5	3.3	8.5	533.7	3.0	52.1	70%
Neves-Corvo
Copper	4.6	36.0	5.3	23.3	32.0	24.0	27.9	32.7	29.3	24%
Zinc	4.2	75.0	10.1	25.5	62.0	50.8	29.7	63.8	60.9	30%
Zinkgruvan
Zinc	4.9	84.0	13.3	5.9	81.0	15.4	10.8	82.4	28.6	83%
Copper	2.5	32.0	2.6	0.2	40.0	0.3	2.7	32.6	2.9	70%
Yauliyacu (20)	1.7	109.0	6.0	7.4	120.0	28.5	9.1	117.9	34.5	83%
San Dimas (25%) (14)	0.4	323.5	4.2	0.9	303.2	9.2	1.4	309.3	13.5	94%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Aljustrel (23)	8.7	54.1	15.2	6.7	51.7	11.2	15.5	53.1	26.4	110%
Stratoni	-	-	-	0.8	154.0	3.8	0.8	154.0	3.8	80%
777	2.2	26.4	1.8	1.4	21.6	1.0	3.6	24.6	2.8	48%
Minto	0.4	3.4	0.05	2.0	6.0	0.4	2.4	5.6	0.4	78%
Keno Hill (25%)
Underground	-	-	-	0.3	804.5	7.6	0.3	804.5	7.6	96%
Rosemont (21)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (18)	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%
Total Silver			226.9			317.6			544.4
Palladium
Stillwater (4.5%) (12,13)	0.2	13.4	0.09	1.3	13.5	0.57	1.5	13.5	0.66	92%
Total Palladium			0.09			0.57			0.66
Cobalt
Voisey’s Bay (42.4%) (11,22)	4.8	0.14	14.6	6.6	0.13	18.1	11.4	0.13	32.7	84%
Total Cobalt			14.6			18.1			32.7

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [50]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,25)

As of December 31, 2019 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz
Gold
Salobo (75%) (10)	0.9	0.42	0.01	144.2	0.31	1.44	145.1	0.31	1.45
Sudbury (70%) (11)	0.8	0.90	0.02	8.5	0.51	0.14	9.3	0.54	0.16
Constancia (50%)	90.4	0.04	0.12	93.3	0.04	0.13	183.7	0.04	0.25
777 (50%)	-	-	-	0.2	1.79	0.01	0.2	1.79	0.01
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,24)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	6.7	0.62	0.13	6.7	0.62	0.13
Total Gold			0.23			2.48			2.71
Silver
Peñasquito (25%) (10)	9.3	26.7	8.0	76.0	24.6	60.0	85.3	24.8	68.0
Antamina (33.75%) (11,19)
Copper	30.7	7.0	6.9	105.3	8.0	27.1	136.0	7.8	34.0
Copper-Zinc	9.8	21.0	6.6	44.9	18.0	26.0	54.7	18.5	32.6
Constancia	180.8	2.4	13.7	186.5	2.3	13.5	367.3	2.3	27.3
Neves-Corvo
Copper	5.5	49.0	8.6	29.5	50.1	47.5	35.0	49.9	56.2
Zinc	6.9	63.4	14.2	36.1	56.6	65.7	43.1	57.7	79.8
Zinkgruvan
Zinc	2.7	65.4	5.7	8.1	70.9	18.4	10.8	69.5	24.1
Copper	2.0	34.8	2.2	0.3	35.7	0.3	2.2	34.9	2.5
Yauliyacu (20)	5.3	115.0	19.5	8.6	132.0	36.7	13.9	125.6	56.2
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Aljustrel (23)	7.0	55.8	12.6	10.0	52.1	16.7	17.0	53.6	29.3
Stratoni	-	-	-	0.1	186.0	0.8	0.1	186.0	0.8
777	-	-	-	0.4	29.6	0.4	0.4	29.6	0.4
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Rosemont (21)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	0.7	455.8	10.5	0.7	455.8	10.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,24)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	6.7	27.3	5.9	6.7	27.3	5.9
Total Silver			148.2			596.6			744.7
Cobalt
Voisey’s Bay (42.4%) (11,22)	-	-	-	1.4	0.05	1.6	1.4	0.05	1.6
Total Cobalt			-			1.6			1.6

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [51]

Attributable Inferred Resources (1,2,3,4,5,9,25)

As of December 31, 2019 unless otherwise noted (6)

	Inferred
	Tonnage Mt	Grade g/t	Contained Moz
Gold
Salobo (75%) (10)	132.1	0.29	1.22
Sudbury (70%) (11)	5.0	0.54	0.09
Constancia (50%)	30.4	0.08	0.08
Stillwater (12,13)	86.1	0.45	1.24
San Dimas (25%) (14)	1.4	3.60	0.17
777 (50%)	0.2	3.09	0.02
Minto	6.1	0.51	0.10
Cotabambas (25%) (16,24)	151.3	0.17	0.84
Toroparu (10%) (15,16)	12.9	0.76	0.32
Kutcho (16,17)	10.7	0.26	0.09
Metates Royalty (18)	0.3	0.39	0.003
Total Gold			4.16
Silver
Peñasquito (25%) (10)	48.4	26.0	40.4
Antamina (33.75%) (11,19)
Copper	232.7	9.0	67.3
Copper-Zinc	106.3	16.0	54.7
Constancia	60.8	2.7	5.2
Neves-Corvo
Copper	12.9	34.8	14.5
Zinc	3.8	62.0	7.6
Yauliyacu (20)	13.8	251.0	111.4
Zinkgruvan
Zinc	19.8	82.0	52.2
Copper	0.3	31.0	0.3
San Dimas (25%) (14)	1.4	341.3	15.7
Stratoni	1.6	169.0	8.5
777	0.4	40.4	0.5
Minto	6.1	4.9	1.0
Los Filos	98.2	6.1	19.4
Rosemont (21)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Aljustrel (23)	14.0	48.4	21.8
Keno Hill (25%)
Underground	0.4	454.6	6.1
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,24)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	10.7	21.5	7.4
Metates Royalty (18)	0.3	9.5	0.1
Total Silver			485.7
Palladium
Stillwater (4.5%) (12,13)	0.9	12.8	0.35
Total Palladium			0.35
Cobalt
Voisey’s Bay (42.4%) (11,22)	4.0	0.11	9.3
Total Cobalt			9.3

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [52]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2019 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the 777, Constancia, Minto and San Dimas mines are reported as of December 31, 2018.

b.	Mineral Resources for Aljustrel’s Estaçao project are reported as of December 31, 2007.

c.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

d.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek projects as of March 29, 2017 and Bermingham projects as of March 28, 2019. Mineral Reserves are reported as of March 28, 2019.

e.	Mineral Resources for the Kutcho project are reported as of February 22, 2019 and Mineral Reserves are reported as of June 15, 2017.

f.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

g.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

h.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2019.

i.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

j.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

k.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2019.

l.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver, palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for the Moinho and Feitais mines.

b.	Antamina mine - $3.08 per pound copper, $1.08 per pound zinc, $8.70 per pound molybdenum and $17.39 per ounce silver.

c.	Constancia mine - $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

d.	Keno Hill project - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

e.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

f.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

g.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

h.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

i.

Neves-Corvo mine – 1.4% copper cut-off for the copper Mineral Reserves and 5.4% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

j.	Peñasquito mine - $1,200 per ounce gold, $16.00 per ounce silver, $0.95 per pound lead and $1.20 per pound zinc.

k.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

m.

San Dimas mine – 220 grams per tonne silver equivalent cut-off for longhole and 230 grams per tonne silver equivalent cut-off for cut and fill assuming $1,250 per ounce gold and $17.00 per ounce silver.

n.	Stillwater mines - combined platinum and palladium cut-off of 6.8 g/t.

o.	Stratoni mine – 13.5% zinc equivalent cut-off assuming $11.42 per ounce silver, $0.91 per pound lead and $1.09 per pound zinc.

p.	Sudbury mines - $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

q.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

r.	Voisey’s Bay mines:

i.	Ovoid and SE Extension Mineral Reserves – Cdn $20.56 per tonne assuming $6.80 per pound nickel, $3.08 per pound copper and $29.48 per pound cobalt.

ii.	Reid Brook Mineral Reserves - $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

iii.	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.14 per

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [53]

pound cobalt.

s.	Yauliyacu mine - $17.39 per ounce silver, $3.08 per pound copper, and $1.08 per pound zinc.

t.

Zinkgruvan mine – 5.4% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

u.	777 mine – $1,283 per ounce gold, $17.50 per ounce silver, $3.10 per pound copper and $1.24 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for Feitais and Moinho mines and 4.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.30 per pound copper, $1.23 per pound zinc, $10.00 per pound molybdenum and $19.95 per ounce silver.

c.	Constancia mine – $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame and Moth – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

f.	Kutcho project – 1.2% copper equivalent cut-off assuming $3.00 per pound copper, $1.25 per pound zinc, $1,350 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.15 per pound lead and $1.45 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

p.	San Dimas mine – 210 grams per tonne silver equivalent cut-off assuming $1,300 per ounce gold and $17.50 per ounce silver.

q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

r.	Stratoni mine – Geologically constrained to massive sulfide contacts.

s.	Sudbury mines - $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

u.	Voisey’s Bay mines:

i.	Reid Brook Mineral Resources - $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.
ii.	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.

v.	Yauliyacu mine – $19.95 per ounce silver, $3.30 per pound copper, and $1.23 per pound zinc.

w.

Zinkgruvan mine – 4.5% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,283 per ounce gold, $17.50 per ounce silver, $3.10 per pound copper and $1.24 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Peñasquito – Newmont’s December 31, 2019 Resources and Reserves report (https://s2.q4cdn.com/575378270/files/doc_news/2020/updated/Newmont-Reports-2019-Reserves-and-Resources_Final.pdf).

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Sudbury gold interest and Voisey’s Bay cobalt interest, have been constrained to the production expected for the various contracts.

12.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

13.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [54]

provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Company’s agreement with Gold X Mining Corp is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

18.	On August 7, 2019, Chesapeake Gold Corp (Chesapeake) exercised their option to re-acquire two-thirds of the Royalty (1%), reducing the Company’s net smelter return royalty to 0.5%.

19.

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

22.

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

24.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [55]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;
●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;
●	possible audits for taxation years subsequent to 2015;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks association with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

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●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●	credit and liquidity risks;
●	mine operator concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks relating to security over underlying assets;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations, climate change and epidemics;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable infrastructure and employees to support the Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks relating to future sales or the issuance of equity securities; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [57]

●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed by Wheaton since January 1, 2020, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [58]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 11, 2020

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [59]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the “Company”), as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Mineral Stream Interests – Refer to Notes 3 and 11 to the Financial Statements

Critical Audit Matter Description

The Company considers each precious metals purchase agreement (“PMPA”) to be a separate cash generating unit (“CGU”). At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment. During the year, the Company concluded that there was an indicator of impairment relative to the Company’s Voisey’s Bay PMPA due to the implied purchase price paid by Pala Investments Limited to acquire Cobalt 27’s Voisey’s Bay stream. The calculation of the recoverable amount requires the use of estimates and assumptions relating to commodity prices, discount rates and recoverable pounds of cobalt.

Given the significant judgments management made related to the market price of cobalt, discount rates and the recoverable pounds of cobalt, auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the market price of cobalt, discount rates, and recoverable pounds of cobalt used in calculating the recoverable amount included the following, among others:

•	Evaluated the effectiveness of controls over management’s assessment of market price of cobalt, discount rates and recoverable pounds of cobalt.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [60]

•	Evaluated management’s ability to accurately forecast future recoverable pounds of cobalt by:

•	Assessing the methodology used in management’s estimate of future cobalt production

•	Comparing management’s forecast of future recoverable pounds of cobalt production to previous forecasts,

•

Assessed the reasonableness of the inputs by comparing the estimated recoverable amount using a discounted cash flow approach to an estimate of the recoverable amount using a market approach based on a recent transaction.

•	With the assistance of fair value specialists:

•	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation,

•	Developing a range of independent estimates and comparing those to the discount rate selected by management and,

•	Evaluated the market prices of cobalt by comparing management’s prices to third party prices for cobalt.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2020

We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [61]

Management’s Report on Internal Control Over Financial Reporting

Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2019, Wheaton’s internal control over financial reporting was effective.

The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2019, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2019, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 11, 2020

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [62]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 11, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2020

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [63]

Consolidated Statements of Earnings

		Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	Note	2019	2018

Sales	6	$861,332	$794,012

Cost of sales

Cost of sales, excluding depletion		$258,559	$245,794

Depletion	10	256,826	252,287

Total cost of sales		$515,385	$498,081

Gross margin		$345,947	$295,931

General and administrative expenses	7	54,507	51,650

Impairment of mineral stream interests	11	165,912	-

Earnings from operations		$125,528	$244,281

Gain on disposal of mineral stream interest	10	-	(245,715)

Other (income) expense	8	(274)	5,826

Earnings before finance costs and income taxes		$125,802	$484,170

Finance costs	18.4	48,730	41,187

Earnings before income taxes		$77,072	$442,983

Income tax recovery (expense)	24	9,066	(15,868)

Net earnings		$86,138	$427,115

Basic earnings per share		$0.19	$0.96

Diluted earnings per share		$0.19	$0.96

Weighted average number of shares outstanding

Basic	22	446,021	443,407

Diluted	22	446,930	443,862

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [64]

Consolidated Statements of Comprehensive Income

		Years Ended December 31

(US dollars in thousands)	Note	2019	2018

Net earnings		$86,138	$427,115

Other comprehensive income

Items that will not be reclassified to net earnings

Gain (loss) on LTIs¹	16	$161,936	$(39,985)

Income tax recovery (expense) related to LTIs¹	24	(9,623)	(2,662)

Total other comprehensive income (loss)		$152,313	$(42,647)

Total comprehensive income		$238,451	$384,468

1)  LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [65]

Consolidated Balance Sheets

	Note	As at December 31	As at December 31
(US dollars in thousands)		2019	2018

Assets

Current assets

Cash and cash equivalents		$103,986	$75,767

Accounts receivable	9	7,138	2,186

Current taxes receivable		124	210

Other	25	43,504	1,541

Total current assets		$154,752	$79,704

Non-current assets

Mineral stream interests	10	$5,734,106	$6,156,839

Early deposit mineral stream interests	12	31,741	30,241

Mineral royalty interest	13	3,036	9,107

Long-term equity investments	16	309,757	164,753

Investment in associates	14	882	2,562

Convertible notes receivable	15	21,856	12,899

Property, plant and equipment	17	7,311	3,626

Other	26	14,566	10,315

Total non-current assets		$6,123,255	$6,390,342

Total assets		$6,278,007	$6,470,046

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$11,794	$19,883

Current taxes payable	24	-	3,361

Current portion of performance share units	21.1	10,668	5,578

Current portion of lease liabilities	18.3	724	-

Other	29	41,514	19

Total current liabilities		$64,700	$28,841

Non-current liabilities

Bank debt	18.1	$874,500	$1,264,000

Lease liabilities	18.3	3,528	-

Deferred income taxes	24	148	111

Performance share units	21.1	8,401	5,178

Pension liability	28	810	-

Total non-current liabilities		$887,387	$1,269,289

Total liabilities		$952,087	$1,298,130

Shareholders’ equity

Issued capital	19	$3,599,203	$3,516,437

Reserves	20	160,701	7,893

Retained earnings		1,566,016	1,647,586

Total shareholders’ equity		$5,325,920	$5,171,916

Total liabilities and shareholders’ equity		$6,278,007	$6,470,046

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [66]

Consolidated Statements of Cash Flows

		Years Ended December 31

(US dollars in thousands)	Note	2019	2018

Operating activities
Net earnings		$86,138	$427,115
Adjustments for

Depreciation and depletion		258,730	253,343

Gain on disposal of mineral stream interest	10	-	(245,715)

Gain on disposal of mineral royalty interest	13	(2,929)	-

Impairment charges	11, 14	167,561	-

Interest expense	18.4	44,942	35,839

Equity settled stock based compensation		5,691	5,432

Performance share units	21.1	7,834	9,517

Pension expense	28	810	-

Income tax expense (recovery)	24	(9,066)	15,868

Loss on fair value adjustment of share purchase warrants held	8, 16	16	124

Share in losses of associate	14	164	432

Fair value (gain) loss on convertible note receivable	15	1,043	2,878

Investment income recognized in net earnings		(875)	(829)

Other		20	(46)

Change in non-cash working capital	23	(11,837)	8,964

Cash generated from operations before income taxes and interest		$548,242	$512,922

Income taxes paid		(5,380)	(960)

Interest paid		(42,059)	(35,373)

Interest received		817	824

Cash generated from operating activities		$501,620	$477,413

Financing activities

Bank debt repaid	18.1	$(389,500)	$(330,500)

Bank debt drawn	18.1	-	824,500

Credit facility extension fees	18.1	(1,106)	(1,205)

Share purchase options exercised	20.2	37,038	1,027

Lease payments	18.3	(637)	-

Dividends paid	19.2, 23	(129,986)	(132,915)

Cash (used for) generated from financing activities		$(484,191)	$360,907

Investing activities

Mineral stream interests	10	$(183)	$(1,116,955)

Early deposit mineral stream interests	12	(1,500)	(8,709)

Proceeds on disposal of mineral royalty interest	13	9,000	-

Net proceeds on disposal of mineral stream interests	10, 23	-	226,000

Acquisition of long-term investments	16, 23	(909)	(5,863)

Acquisition of convertible note receivable	15	(10,000)	-

Investment in associate	14	(133)	-

Proceeds on disposal of long-term investments	16	17,824	47,734

Investment in subscription rights	26	(1,524)	-

Dividend income received		59	80

Other		(2,004)	(3,613)

Cash generated from (used for) investing activities		$10,630	$(861,326)

Effect of exchange rate changes on cash and cash equivalents		$160	$252

Increase (decrease) in cash and cash equivalents		$28,219	$(22,754)

Cash and cash equivalents, beginning of year		75,767	98,521

Cash and cash equivalents, end of year		$103,986	$75,767

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [67]

Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2018	442,724	$3,472,029	$83,077	$28,799	$5,178	$(40,047)	$77,007	$1,350,628	$4,899,664

Total comprehensive income (loss)

Net earnings		$-	$-	$-	$-	$-	$-	$427,115	$427,115

OCI [1]		-	-	-	-	(42,647)	(42,647)	-	(42,647)

Total comprehensive income (loss)		$-	$-	$-	$-	$(42,647)	$(42,647)	$427,115	$384,468

Income tax recovery (expense)		$14,389	$-	$-	$-	$-	$-	$-	$14,389

SBC [1] expense		-	-	2,401	3,031	-	5,432	-	5,432

Options [1] exercised	47	1,076	-	(198)	-	-	(198)	-	878

RSUs [1] released	104	2,239	-	-	(2,239)	-	(2,239)	-	-

Dividends (Note 19.2)	1,461	26,704	-	-	-	-	-	(159,619)	(132,915)

Realized gain on disposal of LTIs¹ (Note 16)		-	-	-	-	(29,462)	(29,462)	29,462	-

At December 31, 2018	444,336	$3,516,437	$83,077	$31,002	$5,970	$(112,156)	$7,893	$1,647,586	$5,171,916

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$86,138	$86,138

OCI [1]		-	-	-	-	152,313	152,313	-	152,313

Total comprehensive income		$-	$-	$-	$-	$152,313	$152,313	$86,138	$238,451

Income tax recovery (expense)		$376	$-	$-	$-	$-	$-	$-	$376

SBC [1] expense		-	-	2,474	3,217	-	5,691	-	5,691

Options [1] exercised	2,040	48,939	-	(9,466)	-	-	(9,466)	-	39,473

RSUs [1] released	134	2,782	-	-	(2,782)	-	(2,782)	-	-

Dividends (Note 19.2)	1,261	30,669	-	-	-	-	-	(160,656)	(129,987)

Realized loss on disposal of LTIs ¹ (Note 16)		-	-	-	-	7,052	7,052	(7,052)	-

At December 31, 2019	447,771	$3,599,203	$83,077	$24,010	$6,405	$47,209	$160,701	$1,566,016	$5,325,920

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [68]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 9 which are at various stages of development and 1 which has been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The consolidated financial statements of the Company for the year ended December 31, 2019 were authorized for issue as of March 11, 2020 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are expressed in thousands unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2019

IFRS 16 – Leases:

General Impact of Application of IFRS 16 - Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS16”), which supersedes IAS 17 – Leases (“IAS 17”). IFRS 16 removes the distinction between operating leases and finance leases and instead has all leases accounted for as a finance lease which requires the recognition of a right-of-use asset and a lease liability on the Consolidated Balance Sheet at the lease commencement for all leases. Additionally, IFRS 16 requires the Company to recognize depreciation expense relative to the right-of-use assets and interest expense relative to the lease liability in the Consolidated Statement of Earnings.

The Company determined that it had two leases which are subject to the provisions of IFRS 16, specifically related to its offices in Vancouver, Canada and the Cayman Islands. As a result, at January 1, 2019, the Company recognized an additional $5 million of right-of-use assets on its balance sheet with an offsetting $5 million of lease liabilities.

The Company has applied the new standard on a modified retrospective basis with no restatement of the prior periods.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [69]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

A reconciliation of the lease commitment relative to these two leases as reported on the financial statements for the year ended December 31, 2018 and the lease liability which has been reflected on the balance sheet effective January 1, 2019 is as follows:

(in thousands)

Total lease commitment as disclosed at December 31, 2018	$3,785

Extension option reasonably certain to be exercised [1]	1,530

Less: Discounting using the incremental borrowing rate [2]	(636)

Lease liability as at January 1, 2019	$4,679

Lease liability is comprised of:

Current portion	$637

Long-term portion	4,042

Lease liability as at January 1, 2019	$4,679

1)

The Company’s office lease in the Cayman Islands contains two optional extension periods. Upon applying IFRS 16, the Company concluded it was reasonably certain to exercise the first extension period. The second extension period, which covers a term of 5 years, was not included in the calculation of the lease liability.

2)	The future cash outflows were discounted using the Company’s estimated incremental borrowing rate ranging from 3.9764% to 4.3340%.

IFRIC 23 – Uncertainty over Income Tax Treatments:

On January 1, 2019, the Company adopted IFRIC 23 – Uncertainty over Income Tax Treatments. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this guidance did not have a material impact on the Company’s Consolidated Statement of Earnings.

3.2.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3.	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

3.4.	Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of gold, silver or palladium credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2019 or December 31, 2018. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [70]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

3.5.	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.6.	Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments (“IFRS 9”), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Cash and cash equivalents are stated at FVTNE.

Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other (Income) Expense.

Convertible notes receivable (Note 15) are classified as FVTNE and are measured at fair value at the end of each reporting period by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable. The resulting gains or losses (if any) arising on remeasurement is recognized as a component of net earnings under the classification Other (Income) Expense.

As discussed in Note 3.4, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [71]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Financial Assets at Amortized Cost

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

●	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

●	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

●

For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.7.	Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Bank Debt

Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Other Financial Liabilities

Accounts payable and accrued liabilities are stated at amortized cost, which approximate fair values due to the short terms to maturity.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [72]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

●

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

●	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.8.	Mineral Stream Interests

Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [73]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA as disclosed in Note 29.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

3.9.	Investments in Associates

Investments over which the Company exercises significant influence and that the Company does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s net assets such as dividends.

The Company’s proportionate share of the associate’s profit or loss and other comprehensive income or loss is based on its most recent publicly available financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate.

If the Company’s share of the associate’s losses equals or exceeds the Company’s investment in the associate, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing the Company’s share of those profits only after the Company’s share of the profits equals the Company’s share of losses not recognized.

At each balance sheet date, management considers whether there is objective evidence of impairment in associates. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

3.10.	Borrowing and Debt Issue Costs

Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Finance Costs, as incurred.

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.11.	Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [74]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.12.	Income Taxes

Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.13.	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.14.	Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which an entity operates. The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries. Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the rate of exchange prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity. Once the foreign exchange gains or losses on these long-term investments in common shares held are realized as a result of a disposal, the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [75]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

3.15.	Leasing

The Company as the Lessee

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

3.16.	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation. The cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is based on cost and is calculated on a straight-line basis over the estimated economic life of the asset. The right of use asset discussed in Note 3.15 and the leasehold improvements are depreciated over the life of the lease term. Other assets, which include computer software, computer equipment, office furniture and office equipment, are depreciated over their estimated economic life, which ranges from 3 to 10 years.

3.17.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.18.	Post-Employment Benefit Costs

The Company provides a Supplemental Employee Retirement Plan (“SERP) to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [76]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

3.19.	Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2020:

●

Amendment to IFRS 3 - Business Combinations - The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.8 billion at December 31, 2019. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

As described in Note 3.8, the Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

As more fully described in Note 3.8, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [77]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation

As more fully described in Note 3.11, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 20.2, 20.3, and 21.1, respectively.

4.5.	Valuation of Convertible Notes Receivable

As more fully described in Notes 3.6 and 5.8.3, the Company measures its convertible notes receivable at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the convertible notes receivable.

4.6.	Valuation of Minto Derivative Liability

As more fully described in Note 5.8.3, the Company’s Minto PMPA has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 29. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments

4.8.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

●	The entities’ revenues are denominated in US dollars;

●	The entities’ cash cost of sales are denominated in US dollars;

●	The majority of the entities’ cash is held in US dollars; and

●	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.	Significant Influence over Kutcho

Note 14 describes Kutcho as an associate though the Company only owns a 10% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [78]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

4.10.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 29 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.11.	Leases

As more fully described in Note 3.1, on January 1, 2019, the Company adopted IFRS 16 – Leases. Under IFRS 16, the Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgment, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 18) and equity attributable to common shareholders, comprising of issued capital (Note 19), accumulated reserves (Note 20) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 18).

The Company is in compliance with the debt covenants at December 31, 2019, as described in Note 18.1.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [79]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	December 31	December 31
(in thousands)		2019	2018

Financial assets

Financial assets mandatorily measured at FVTNE

Cash and cash equivalents		$103,986	$75,767

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	4,350	1,332

Convertible notes receivable	15	21,856	12,899

Investments in equity instruments designated as at FVTOCI

Long-term investments - common shares held	16	309,757	164,753

Financial assets measured at amortized cost

Non-revolving term loan	25	431	-

Other accounts receivable	9	2,788	854

Class action settlement recoverable	25, 29	41,500	-

Total financial assets		$484,668	$255,605

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		11,794	19,883

Bank debt	18	874,500	1,264,000

Pension liability	28	810	-

Class action settlement	29	41,500	-

Total financial liabilities		$928,604	$1,283,883

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. In addition, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2019 is considered to be negligible.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [80]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2019	2018

Cash and cash equivalents		$103,986	$75,767

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	4,350	1,332

Other accounts receivables	9	2,788	854

Non-revolving term loan	25	431	-

Convertible notes receivable	15	21,856	12,899

Class action settlement recoverable	25, 29	41,500	-

Maximum exposure to credit risk related to financial assets		$174,911	$90,852

As it relates to the non-revolving term loan and the convertible notes receivable, the Company has a security interest in the applicable mining concessions relative to Kutcho Copper Corp. (“Kutcho”) and Gold X Mining Corp (“Gold X”), respectively, and with some exceptions, all present and after acquired property of Kutcho and Gold X and its applicable subsidiaries.

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2019, the Company had cash and cash equivalents of $104 million (December 31, 2018 - $76 million) and working capital of $90 million (December 31, 2018 - $51 million).

The Company holds equity investments of several companies (Note 16) with a combined market value at December 31, 2019 of $310 million (December 31, 2018 - $165 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

As at December 31, 2019

(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Total

Non-derivative financial liabilities

Bank debt ¹	$-	$-	$874,500	$-	$874,500

Interest on bank debt ²	25,363	68,061	5,877	-	99,301

Accounts payable and accrued liabilities	11,794	-	-	-	11,794

Performance share units [3]	10,668	6,895	1,506	-	19,069

Pension liability [4]	810	-	-	-	810

Lease liability	724	2,413	1,115	-	4,252

Class action settlement [5]	41,500	-	-	-	41,500

Total	$90,859	$77,369	$882,998	$-	$1,051,226

1)

Assumes the principal balance outstanding at December 31, 2019 does not change until the debt maturity date. On February 27, 2020, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2025.

2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2019 does not change until the debt maturity date.

3)	Assumes a weighted average performance factor of 186% (see Note 20.1).
4)

As described in Note 28, any benefits under the SERP will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

5)

As more fully described in Note 29, the class action settlement will be fully funded by the Company’s insurance carriers and the other Defendants. The Company will not be required to pay any portion of the settlement. The recoverable amount has been reflected as a component of Other current assets (Note 25).

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [81]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2019	2018

Monetary assets

Cash and cash equivalents	$4,148	$731

Accounts receivable	2,519	637

Long-term investments - common shares held	309,757	161,421

Convertible note receivable	11,837	12,899

Non-revolving term loan	431	-

Other long-term assets	3,450	1,105

Total Canadian dollar denominated monetary assets	$332,142	$176,793

Monetary liabilities

Accounts payable and accrued liabilities	$6,059	$16,128

Current taxes payable	-	3,361

Performance share units	15,423	8,808

Lease liability	2,748	-

Pension liability	810	-

Total Canadian dollar denominated monetary liabilities	$25,040	$28,297

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2019
	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(265)	$265

Increase (decrease) in other comprehensive income	30,976	(30,976)

Increase (decrease) in total comprehensive income	$30,711	$(30,711)

	As at December 31, 2018
	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,292)	$1,292

Increase (decrease) in other comprehensive income	16,142	(16,142)

Increase (decrease) in total comprehensive income	$14,850	$(14,850)

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [82]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2019, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 4.07% (2018 – 3.57%).

During the years ended December 31, 2019 and December 31, 2018, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $11 million and $10 million, respectively.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2019 and December 31, 2018 would have increased/decreased by approximately $31 million and $16 million, respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2019

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$103,986	$103,986	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	4,350	-	4,350	-

Long-term investments - common shares held	16	309,757	309,757	-	-

Convertible notes receivable	15	21,856	-	-	21,856

		$439,949	$413,743	$4,350	$21,856

		December 31, 2018

(in thousands)		Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$75,767	$75,767	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,332	-	1,332	-

Long-term investments - common shares held	16	164,753	164,753	-	-

Convertible note receivable	15	12,899	-	-	12,899

		$254,751	$240,520	$1,332	$12,899

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [83]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan as well as other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 18.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

5.8.3.	Valuation Techniques for Level 3 Assets

Convertible Notes Receivable

The fair value of the convertible notes receivable (Note 15), which are not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable.

As the expected volatility and market interest rate are not observable inputs, the convertible notes receivable are classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

Relative to the Kutcho Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 21% and has used an implied volatility of 30% in valuing the convertibility feature.

Relative to the Gold X Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 12% and has used an implied volatility of 30% in valuing the convertibility feature.

Holding all other variables constant, a fluctuation in interest rates of 1% and a fluctuation in the implied volatility used of 5% would have impacted the valuation as below:

	As at December 31, 2019
	Change in interest rate		Change in volatility
(in thousands)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%

Kutcho Convertible Note	$(515)	$542	$72	$(41)

Gold X Convertible Note	(262)	270	191	(172)

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [84]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Minto Derivative Liability

The production payment per ounce of gold delivered to Wheaton under the Minto PMPA is to be increased over the fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At December 31, 2019 and December 31, 2018, the Company estimated the fair value of this derivative liability to be $NIL.

6.	Revenue

	Years Ended December 31

(in thousands)	2019		2018

Sales

Gold

Gold credit sales	$535,766	62%	$431,618	54%

Concentrate sales	5,279	1%	9,575	1%

	$541,045	63%	$441,193	55%

Silver

Silver credit sales	$225,316	26%	$290,152	37%

Concentrate sales	63,085	7%	53,427	7%

	$288,401	33%	$343,579	44%

Palladium

Palladium credit sales	$31,886	4%	$9,240	1%

Total sales revenue	$861,332	100%	$794,012	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

During the year ended December 31, 2019, sales to two financial institutions accounted for 33% and 25% of the Company’s revenue as compared to sales to three financial institutions that accounted for 29%, 22% and 13% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2019 or December 31, 2018. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [85]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

At December 31, 2019, the Company had outstanding provisionally priced sales of $8 million (December 31, 2018 - $7 million) where the quotational period pricing was estimated based on the forward price for silver (December 31, 2018 - gold and silver). These sales consisted of 0.5 million ounces of silver (December 31, 2018 - 500 ounces of gold and 0.4 million ounces of silver) which had a fair value gain adjustment of approximately $0.5 million (December 31, 2018 - $0.5 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,600 (December 31, 2018 - for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $500 and for each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,500).

7.	General and Administrative

		Years Ended December 31

(in thousands)	Note	2019	2018

Salaries and benefits

Salaries and benefits, excluding PSUs		$13,840	$14,397

PSUs [1]	21.1	17,174	9,517

Total salaries and benefits		$31,014	$23,914

Depreciation		1,903	1,057

Donations		2,946	2,610

Professional fees		2,496	8,559

Other		10,457	10,078

General and administrative before equity settled stock based compensation		$48,816	$46,218

Equity settled stock based compensation [2]

Stock options	20.2	$2,474	$2,401

RSUs	20.3	3,217	3,031

Total equity settled stock based compensation		$5,691	$5,432

Total general and administrative		$54,507	$51,650

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 186% during the year ended December 31, 2019 as compared to 141% during the comparable period of 2018.

2)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [86]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

8.	Other (Income) Expense

		Years Ended December 31

(in thousands)	Note	2019	2018

Interest income		$(816)	$(750)

Dividends received from equity investments designated as FVTOCI ¹ relating to investments held at the end of the reporting period	16	-	(78)

Dividends received from equity investments designated as FVTOCI ¹ relating to investments disposed of during the period	16	(59)	-

Guarantee fees - Primero Revolving Credit Facility		-	(858)

Fees for contract amendments and reconciliations		-	(248)

Share of losses of associate	14	164	432

Impairment loss - investment in associate	14	1,649	-

Foreign exchange loss (gain)		1,028	(144)

Gain on disposal of mineral royalty interest	13	(2,929)	-

Interest and penalties related to CRA Settlement [2]	24	(225)	4,317

Net (gain) loss arising on financial assets mandatorily measured at FVTPL ³

(Gain) loss on fair value adjustment of share purchase warrants held	16	16	124

(Gain) loss on fair value adjustment of convertible notes receivable	15	1,043	2,878

Other		(145)	153

Total other (income) expense		$(274)	$5,826

1)  FVTOCI refers to Fair Value Through Other Comprehensive Income.

2)  Please see Note 24 for more information.

3)  FVTPL refers to Fair Value Through Profit or Loss.

9.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2019	2018

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$4,350	$1,332

Other accounts receivable		2,788	854

Total accounts receivable		$7,138	$2,186

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [87]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

10.	Mineral Stream Interests

	Year Ended December 31, 2019
	Cost			Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2019
(in thousands)	Balance Jan 1, 2019	Additions (Reductions)	Balance Dec 31, 2019	Balance Jan 1, 2019	Depletion	Impairment	Balance Dec 31, 2019

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(353,816)	$(100,803)	$-	$(454,619)	$2,605,257

Sudbury [2]	623,864	-	623,864	(257,401)	(22,420)	-	(279,821)	344,043

Constancia	136,058	-	136,058	(18,511)	(7,141)	-	(25,652)	110,406

San Dimas	220,429	-	220,429	(12,234)	(13,828)	-	(26,062)	194,367

Stillwater [3]	239,357	(5)	239,352	(2,925)	(6,433)	-	(9,358)	229,994

Other [4]	402,232	-	402,232	(380,873)	(8,191)	-	(389,064)	13,168

	$4,681,816	$(5)	$4,681,811	$(1,025,760)	$(158,816)	$-	$(1,184,576)	$3,497,235

Silver interests

Peñasquito	$524,626	-	524,626	$(135,904)	$(14,020)	$-	$(149,924)	$374,702

Antamina	900,343	-	900,343	(190,266)	(41,267)	-	(231,533)	668,810

Constancia	302,948	-	302,948	(56,717)	(18,044)	-	(74,761)	228,187

Other [5]	1,283,039	15	1,283,054	(780,401)	(14,960)	-	(795,361)	487,693

	$3,010,956	$15	$3,010,971	$(1,163,288)	$(88,291)	$-	$(1,251,579)	$1,759,392

Palladium interests

Stillwater [3]	$263,726	$(5)	$263,721	$(4,033)	$(9,719)	$-	$(13,752)	$249,969

Cobalt interests

Voisey’s Bay	$393,422	$-	$393,422	$-	$-	$(165,912)	$(165,912)	$227,510

	$8,349,920	$5	$8,349,925	$(2,193,081)	$(256,826)	$(165,912)	$(2,615,819)	$5,734,106

1)

Includes cumulative impairment charges to December 31, 2019 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [88]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

	Year Ended December 31, 2018
	Cost				Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2018
(in thousands)	Balance Jan 1, 2018	Additions	Disposal	Balance Dec 31, 2018	Balance Jan 1, 2018	Depletion	Disposal	Balance Dec 31, 2018

Gold interests

Salobo	$3,059,876	$-	$-	$3,059,876	$(251,144)	$(102,672)	$-	$(353,816)	$2,706,060

Sudbury [2]	623,864	-	-	623,864	(243,876)	(13,525)	-	(257,401)	366,463

Constancia	136,058	-	-	136,058	(14,007)	(4,504)	-	(18,511)	117,547

San Dimas	-	220,429	-	220,429	-	(12,234)	-	(12,234)	208,195

Stillwater [3]	-	239,357	-	239,357	-	(2,925)	-	(2,925)	236,432

Other [4]	402,232	-	-	402,232	(370,414)	(10,459)	-	(380,873)	21,359

	$4,222,030	$459,786	$-	$4,681,816	$(879,441)	$(146,319)	$-	$(1,025,760)	$3,656,056

Silver interests

San Dimas	$190,331	$-	$(190,331)	$-	$(55,469)	$(3,575)	$59,044	$-	$-

Peñasquito	524,626	-	-	524,626	(121,376)	(14,528)	-	(135,904)	388,722

Antamina	900,343	-	-	900,343	(142,705)	(47,561)	-	(190,266)	710,077

Constancia	302,948	-	-	302,948	(41,145)	(15,572)	-	(56,717)	246,231

Other [5]	1,282,837	202	-	1,283,039	(759,702)	(20,699)	-	(780,401)	502,638

	$3,201,085	$202	$(190,331)	$3,010,956	$(1,120,397)	$(101,935)	$59,044	$(1,163,288)	$1,847,668

Palladium interests

Stillwater [3]	$-	$263,726	-	$263,726	$-	$(4,033)	-	$(4,033)	$259,693

Cobalt interests

Voisey’s Bay	$-	$393,422	-	$393,422	$-	$-	-	$-	$393,422

	$7,423,115	$1,117,136	$(190,331)	$8,349,920	$(1,999,838)	$(252,287)	$59,044	$(2,193,081)	$6,156,839

1)

Includes cumulative impairment charges to December 31, 2018 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)

Comprised of the currently owned Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests in addition to the Lagunas Norte, Pierina and Veladero silver interests, all of which expired on March 31, 2018.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [89]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2019			December 31, 2018
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,078,666	$526,591	$2,605,257	$2,171,292	$534,768	$2,706,060

Sudbury [1]	290,841	53,202	344,043	308,041	58,422	366,463

Constancia	101,263	9,143	110,406	108,403	9,144	117,547

San Dimas	87,593	106,774	194,367	101,421	106,774	208,195

Stillwater [2]	203,163	26,831	229,994	209,569	26,863	236,432

Other [3]	13,168	-	13,168	21,359	-	21,359

	$2,774,694	$722,541	$3,497,235	$2,920,085	$735,971	$3,656,056

Silver interests

Peñasquito	$287,493	$87,209	$374,702	$284,194	$104,528	$388,722

Antamina	322,148	346,662	668,810	353,679	356,398	710,077

Constancia	212,173	16,014	228,187	230,983	15,248	246,231

Other [4]	83,687	404,006	487,693	87,386	415,252	502,638

	$905,501	$853,891	$1,759,392	$956,242	$891,426	$1,847,668

Palladium interests

Stillwater [3]	$238,485	$11,484	$249,969	$248,299	$11,394	$259,693

Cobalt interests

Voisey’s Bay	$-	$227,510	$227,510	$-	$393,422	$393,422

	$3,918,680	$1,815,426	$5,734,106	$4,124,626	$2,032,213	$6,156,839

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

Termination of the San Dimas Silver Interest and Acquisition of the San Dimas Gold Interest

On May 10, 2018, First Majestic Silver Corp. (“First Majestic”) completed the acquisition of all the issued and outstanding common shares of Primero Mining Corp. (“Primero”) (the “Acquisition”). The Company had a silver purchase agreement with Primero (the “San Dimas SPA”), under which the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine.

In connection with the Acquisition, on May 10, 2018, the Company terminated the San Dimas SPA and entered into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the “San Dimas PMPA”). As consideration for terminating the San Dimas SPA, the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of $151 million (the “First Majestic Shares”1), as well as a $10 million payment received from Goldcorp Inc. (“Goldcorp”) as consideration for the termination of a guarantee provided by Goldcorp with respect to the delivery by Primero of all silver produced and owing to the Company until 2029, with the net result being that during the year ended December 31, 2018, the Company reflected a gain on disposal of the San Dimas SPA in the amount of $246 million, calculated as follows:

[1]	The First Majestic Shares are subject to volume selling restrictions.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [90]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

(in thousands)
Cash received	$220,000

Fair value of First Majestic shares received	151,000

Fee from Goldcorp in exchange for release from the guarantee of deliveries relative to San Dimas	10,000

Total net proceeds from the disposal of the San Dimas SPA	$381,000

Less: carrying value plus closing costs	(135,285)

Gain on disposal of the San Dimas SPA	$245,715

Under the terms of the new San Dimas PMPA, for which the Company paid total upfront cash consideration of $220 million, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1.1 In addition to the $220 million upfront cash payment, the Company will make ongoing payments of $600 per gold ounce delivered.

Acquisition of the Voisey’s Bay Cobalt Interest

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale S.A. (“Vale”) an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. In addition, Wheaton will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price of cobalt thereafter. Payable rates for cobalt in concentrate have generally been fixed at 93.3%. Deliveries under the contract are scheduled to begin effective January 1, 2021.

Acquisition of the Stillwater Gold and Palladium Interest

On July 16, 2018, the Company entered into an agreement with Sibanye Gold Limited (“Sibanye-Stillwater”) to acquire an amount of gold and palladium equal to a fixed percentage of production from the Stillwater and East Boulder mines located in Montana in the United States (collectively referred to as the “Stillwater” mines) for a total upfront cash payment of $500 million. The Company is entitled to the attributable gold and palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99% for gold and 99.6% for palladium.

Under the terms of the agreement, the Company has acquired an amount of gold equal to 100% of the gold production for the life of the mine and an amount of palladium equal to 4.5% of the palladium production until 375,000 ounces are delivered to the Company, 2.25% of Stillwater palladium production thereafter until 550,000 ounces are delivered and 1% of Stillwater palladium production thereafter for the life of mine.

In addition to the initial upfront cash consideration, the Company will make ongoing payments of 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the agreement until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter2.

[1]

If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

[2]	The production payment is subject to further downward adjustment based upon Sibanye-Stillwater’s leverage ratios.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [91]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

11.	Impairment of Mineral Stream Interests

As more fully described in Note 3.8, at every reporting period the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. Based on the Company’s analysis, the following PMPAs were determined to be impaired:

	Years Ended December 31

(in thousands)	2019	2018

Cobalt Interests

Voisey’s Bay	$ 165,912	$-

Total impairment charges	$ 165,912	$-

Voisey’s Bay - Indicator of Impairment at June 30, 2019

As described in Note 10, on June 11, 2018, the Company entered into the Voisey’s Bay PMPA. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

During the six months ended December 31, 2019, there were no further indications of impairment or any indications of impairment reversal that resulted in a reassessment of the recoverable value of the Voisey’s Bay PMPA.

12.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 29 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	8,500	131,500	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100% [4]	100% [4]	Life of Mine

			$31,000	$327,500	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 29 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [92]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

13.	Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company has reflected the transaction as a disposal of two-thirds of its original investment, resulting in a gain on disposal of $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Investment in Associate

Kutcho

On June 6, 2019, the Company acquired 1 million common shares and warrants to acquire an additional 1 million common shares of Kutcho Copper Corp. (“Kutcho”) for Cdn$0.2 million, resulting in the Company owning 7,153,846 common shares and warrants to acquire an additional 4,076,923 common shares of Kutcho. Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (the “Kutcho Convertible Note” – see Note 15).

As at December 31, 2019, Kutcho had 68,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 10% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 29% of Kutcho (37% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis.

Kutcho’s principal address is 1030 West Georgia Street, Suite 717, Vancouver, British Columbia, Canada, V6E 2Y3.

Indicator of Impairment

Since the original investment in Kutcho on December 14, 2017, the value of Kutcho’s shares have had a significant decline in value. This decline in value was determined to be an indicator of impairment relative to the Company’s investment in Kutcho.

During the year, the Company recorded an impairment charge of $1.6 million to its recoverable amount of $1 million. The recoverable amount, which represents Kutcho’s FVLCD, was calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company, and as such is classified within Level 1 of the fair value hierarchy.

A continuity schedule of the Kutcho Investment in Associate from January 1, 2018 to December 31, 2019 is presented below:

(in thousands)	Investment in Associate

At January 1, 2018	$2,994

Share of losses	(432)

At December 31, 2018	$2,562

Amount invested	133

Share of losses	(164)

Impairment	(1,649)

At December 31, 2019	$882

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [93]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

15.	Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement (Note 12), the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first three interest payments until December 31, 2019 and, as per an amendment entered into on November 27, 2019, can defer this interest in addition to the fourth interest payment for an additional period not to exceed 4 years. The deferred interest carries interest at 15% per annum, compounded semi-annually. As part of the November 27, 2019 amendment, Wheaton forfeited its option to convert the outstanding deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

●	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
●	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
●	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement (Note 12), the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note, which has a three-year term to maturity, carries interest at 10% per annum, compounded semi-annually and payable annually. Gold X has the option to defer the interest payments until December 4, 2022, being the maturity date. Wheaton can, at its option, convert the deferred interest into common shares of Gold X.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Gold X Convertible Note, converted into Canadian dollars using the exchange rate published by the Bank of Canada on the business day prior to the conversion, into common shares of Gold X at Cdn$3.20 per share.

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note and Gold X Convertible Note are revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective notes.

A continuity schedule of these convertible notes from January 1, 2018 to December 31, 2019 is presented below:

(in thousands)	Kutcho Convertible Note	Gold X Convertible Note	Total

At January 1, 2018	$15,777	$-	$15,777

Fair value gain (loss) reflected in net earnings	(2,878)	-	(2,878)

At December 31, 2018	$12,899	$-	$12,899

Amount advanced	-	10,000	10,000

Fair value gain (loss) reflected in net earnings	(1,062)	19	(1,043)

At December 31, 2019	$11,837	$10,019	$21,856

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [94]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

16.	Long-Term Equity Investments

Common Shares Held

	December 31, 2019
(in thousands, except shares owned)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value	Fair Value Adjustment Gains Included in OCI	Realized Gain (Loss) on Disposal

Bear Creek	13,264,305	12.84%	$27,983	$17,871	$-

Sabina	11,700,000	3.95%	17,296	6,747	-

First Majestic	20,239,590	9.73%	248,137	130,346	521

Other			16,341	6,972	(7,803)

Total			$309,757	$161,936	$(7,282)

	December 31, 2018
(in thousands, except shares owned)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI	Realized Gain on Disposal

Bear Creek	13,264,305	13%	$ 10,112	$(11,247)	$-

Sabina	11,700,000	4%	10,549	(10,622)	-

Arizona Mining	n.a.	n.a.	-	20,153	34,061

First Majestic	20,914,590	11%	123,187	(27,813)	-

Other			20,905	(10,456)	-

Total			$ 164,753	$(39,985)	$34,061

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Equity Investments

In connection with the termination of the San Dimas SPA (Note 10), on May 10, 2018, the Company received 20,914,590 First Majestic common shares with a fair value of $151 million.

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. (“Tradewind”), a financial technology company that uses blockchain to speed up and streamline digital gold and silver trading.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [95]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction, for total consideration of Cdn$6 million, representing 9.99% of Adventus’ issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the “Adventus ROFR”).

On May 17, 2019, the Company acquired an additional 1,371,711 common shares of Adventus in a private placement transaction for total consideration of Cdn$1 million, thus maintaining the Company’s ownership position.

The shares of Tradewind and Adventus have been classified as part of the Other long-term investments in these financial statements, while the Adventus ROFR has been classified as a component of Other non-current assets on the balance sheet.

Disposal of Long-Term Equity Investments

On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. (“Arizona Mining”), which resulted in a disposition of the Company’s investment in Arizona Mining for total proceeds of $48 million (Cdn$62 million), and a realized gain of $34 million.

During the year ended December 31, 2019, the Company disposed of 675,000 shares of First Majestic reducing its ownership position to under 10% of the issued and outstanding common shares. The Company received total proceeds of $5 million and realized a gain on disposal of $0.5 million.

During the year ended December 31, 2019, the Company disposed of several investments which had been classified as “Other” long-term equity investments as they were no longer considered to have strategic value. The Company received total proceeds of $13 million and realized a loss on disposal of $8 million.

17.	Property, Plant and Equipment

	December 31, 2019
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2019	$4,378	$-	$3,318	$7,696

Additions upon adoption of IFRS 16	-	4,679	-	4,679

Additions	9	59	547	615

Disposals	(7)	-	(29)	(36)

Balance - December 31, 2019	$4,380	$4,738	$3,836	$12,954

Accumulated Depreciation

Balance - January 1, 2019	$(2,024)	$-	$(2,046)	$(4,070)

Disposals	7	-	29	36

Depreciation	(501)	(704)	(404)	(1,609)

Balance - December 31, 2019	$(2,518)	$(704)	$(2,421)	$(5,643)

Net book value - December 31, 2019	$1,862	$4,034	$1,415	$7,311

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [96]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

18.	Credit Facilities

18.1.	Bank Debt

(in thousands)	December 31 2019	December 31 2018

Current portion	$-	$-

Long-term portion	874,500	1,264,000

Gross bank debt outstanding [1]	$874,500	$1,264,000

1)	There is $5 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 26).

On February 27, 2020, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on February 27, 2025. The Company incurred fees of $1 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2019.

Effective February 27, 2020, the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.00% to 2.05%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.20% to 0.41% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

18.2.	Letters of Guarantee

On March 15, 2016, the Company entered into a letter of guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million. On March 15, 2017 and 2018, additional letters of guarantee in the amount of Cdn$11 million and Cdn$10 million, respectively, were delivered to the Canada Revenue Agency (“CRA”) as security for additional estimated interest for the respective following year.

The letters of guarantee, which carried an annual fee of 100 basis points, were cancelled effective December 18, 2018.

18.3.	Lease Liabilities

The lease liability relative to the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	December 31 2019	December 31 2018

Current portion	$724	$-

Long-term portion	3,528	-

Total lease liabilities	$4,252	$-

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [97]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The maturity analysis of these leases is as follows:

December 31
(in thousands)	2019

Not later than 1 year	$724

Later than 1 year and not later than 5 years	3,294

Later than 5 years	234

Total lease liabilities	$4,252

18.4.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

		Years Ended December 31

(in thousands)	Note	2019	2018

Interest Expense During Period

Average principal outstanding during period		$1,099,846	$1,005,222

Average effective interest rate during period	18.1	4.07%	3.57%

Total interest expense incurred during period		$44,767	$35,839

Costs related to undrawn credit facilities	18.1	3,834	3,707

Interest expense - lease liabilities	18.3	175	-

Letters of guarantee	18.2	(46)	1,641

Total finance costs		$48,730	$41,187

19.	Issued Capital

		December 31	December 31

(in thousands)	Note	2019	2018

Issued capital

Share capital issued and outstanding: 447,771,433 common shares (December 31, 2018: 444,336,361 common shares)	19.1	$3,599,203	$3,516,437

19.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2019, the Company had no preference shares outstanding.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [98]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2018 to December 31, 2019 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2018	442,724,309

Share purchase options exercised [1]	46,800	Cdn$24.28

Restricted share units released [1]	104,178	$0.00

Dividend reinvestment plan [2]	1,461,074	US$18.28

At December 31, 2018	444,336,361

Share purchase options exercised [1]	2,039,735	Cdn$25.79

Restricted share units released [1]	133,670	$0.00

Dividend reinvestment plan [2]	1,261,667	US$24.31

At December 31, 2019	447,771,433

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

19.2.	Dividends Declared

	Years Ended December 31
(in thousands, except per share amounts)	2019		2018

Dividends declared per share	$0.36		$0.36
Average number of shares eligible for dividend	446,267		443,386

Total dividends paid	$160,656		$159,619

Paid as follows:
Cash	$129,986	81%	$132,915	83%
DRIP [1]	30,670	19%	26,704	17%

Total dividends paid	$160,656	100%	$159,619	100%

Shares issued under the DRIP	1,262		1,461

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at December 31, 2019, cumulative dividends of $1,078 million have been declared and paid by the Company.

20.	Reserves

	Note	December 31	December 31
(in thousands)		2019	2018

Reserves

Share purchase warrants	20.1	$83,077	$83,077

Share purchase options	20.2	24,010	31,002

Restricted share units	20.3	6,405	5,970

Long-term investment revaluation reserve, net of tax	20.4	47,209	(112,156)

Total reserves		$160,701	$7,893

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [99]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

20.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

20.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31
	2019	2018

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$32.88	Cdn$26.25

Expected dividend yield	1.49%	1.73%

Expected volatility	31%	35%

Risk-free interest rate	1.60%	1.91%

Expected option life, in years	2.5	2.5

Weighted average fair value per option granted	Cdn$6.10	Cdn$5.49

Number of options issued during the period	583,500	549,210

Total fair value of options issued (000’s)	$ 2,652	$ 2,347

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [100]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at December 31, 2019:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$23.26	691,250	-	691,250	1.2 years

$23.27¹	58,850	-	58,850	1.2 years

$24.11	8,440	-	8,440	2.6 years

$25.48	115,000	-	115,000	0.2 years

$26.24	203,240	219,510	422,750	3.2 years

$26.26¹	5,900	-	5,900	0.2 years

$26.51¹	29,450	49,320	78,770	3.2 years

$26.79¹	47,900	-	47,900	2.2 years

$27.03	-	2,230	2,230	4.3 years

$27.51	380,900	-	380,900	2.2 years

$27.60	1,820	-	1,820	2.4 years

$28.43¹	1,095	1,095	2,190	3.3 years

$30.82	-	5,970	5,970	4.4 years

$31.89¹	-	95,480	95,480	4.2 years

$32.93	-	469,040	469,040	4.2 years

$39.52	8,000	-	8,000	1.6 years

	1,551,845	842,645	2,394,490	2.5 years

1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.2988, being the Cdn$/US$ exchange rate at December 31, 2019.

At December 31, 2019, there were 2,394,490 share purchase options outstanding with a weighted average exercise price of Cdn$27.08 per option. For the comparable period in 2018, there were 3,883,350 share purchase options outstanding with a weighted average exercise price of Cdn$25.71 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2018 to December 31, 2019 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2018	4,232,260	Cdn$26.71

Granted (fair value - $2 million or Cdn$5.49 per option)	549,210	26.25

Exercised	(46,800)	24.28

Forfeited	(7,320)	29.24

Expired	(844,000)	32.70

At December 31, 2018	3,883,350	Cdn$25.71

Granted (fair value - $3 million or Cdn$6.10 per option)	583,500	32.88

Exercised	(2,039,735)	25.79

Forfeited	(15,475)	31.04

Expired	(17,150)	30.69

At December 31, 2019	2,394,490	Cdn$27.08

As it relates to share purchase options, during the year ended December 31, 2019, the weighted average share price at the time of exercise was Cdn$34.83 per share, as compared to Cdn$28.10 per share per share during the comparable period in 2018.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [101]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

20.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2018 to December 31, 2019 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2018	313,846	$20.71

Granted (fair value - $3 million)	161,060	20.42

Released	(104,178)	21.49

Forfeited	(595)	20.48

At December 31, 2018	370,133	$20.36

Granted (fair value - $3 million)	132,620	24.51

Released	(133,670)	20.82

Forfeited	(2,760)	23.19

At December 31, 2019	366,323	$21.67

During the year ended December 31, 2019, the Company issued 132,620 RSUs with a fair value of $3 million or Cdn$32.89 per RSU. For the same period in 2018, the Company issued 161,060 RSUs with a fair value of $3 million or Cdn$26.25 per RSU.

As of December 31, 2019, there were 366,323 RSUs outstanding. For the comparable period in 2018, there were 370,133 RSUs outstanding.

20.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2018 to December 31, 2019 is presented below:

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [102]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2018		$(38,110)	$(1,937)	$(40,047)

Unrealized gain (loss) on LTIs [1]		(39,985)	(2,662)	(42,647)

Reallocate reserve to retained earnings upon disposal of LTIs [1]		(34,061)	4,599	(29,462)

At December 31, 2018		$(112,156)	$-	$(112,156)

Unrealized gain (loss) on LTIs [1]		161,936	(9,623)	152,313

Reallocate reserve to retained earnings upon disposal of LTIs [1]	16	7,282	(230)	7,052

At December 31, 2019		$57,062	$(9,853)	$47,209

1)	LTIs refers to long-term investments in common shares held.

21.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 20.2), restricted share units (Note 20.3) and performance share units (Note 21.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

21.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the year ended December 31, 2019, the Company issued 191,410 PSUs as compared to 220,260 PSUs during the comparable period of the previous year.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [103]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2018 to December 31, 2019 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2018	656,599	$1,430

Granted	220,260	-

Accrual related to the fair value of the PSUs outstanding	-	9,517

Foreign exchange adjustment	-	(185)

Paid [1]	(218,615)	-

Forfeited	(2,517)	(6)

At December 31, 2018	655,727	$10,756

Granted	191,410	-

Accrual related to the fair value of the PSUs outstanding	-	17,174

Foreign exchange adjustment	-	479

Paid	(229,050)	(9,325)

Forfeited	(13,395)	(15)

At December 31, 2019	604,692	$19,069

1)	The PSUs paid out during 2018 had a performance factor of 0% resulting in a cash disbursement of $Nil.

A summary of the PSUs outstanding at December 31, 2019 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Dec 31, 2019	PSU Liability at Dec 31, 2019
2017	2020	204,142	$28.46	199%	92%	$10,668
2018	2021	213,820	$28.46	192%	59%	6,895
2019	2022	186,730	$28.45	111%	26%	1,506
		604,692				$19,069

22.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
(in thousands)	2019	2018

Basic weighted average number of shares outstanding	446,021	443,407

Effect of dilutive securities

Share purchase options	627	81

Restricted share units	282	374

Diluted weighted average number of shares outstanding	446,930	443,862

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [104]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$32.40, compared to Cdn$25.32 for the comparable period in 2018.

	Years Ended December 31
(in thousands)	2019	2018

Share purchase options	477	2,801

Share purchase warrants	10,000	10,000

Total	10,477	12,801

23.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Years Ended December 31
(in thousands)	2019	2018

Change in non-cash working capital

Accounts receivable	$(2,514)	$828

Accounts payable and accrued liabilities	(9,791)	7,977

Other	468	159

Total change in non-cash working capital	$(11,837)	$8,964

Cash Outflow Relative to Leases

During the year ended December 31, 2019, the total cash outflows relative to the Company’s leases were $804,000.

Non-Cash Transactions – Receipt of Shares as Consideration for Contract Amendments

As more fully described in note 10, during 2018 the Company received 20,914,590 First Majestic common shares with a fair value of $151 million as partial consideration for the termination of the previously owned San Dimas SPA.

Non-Cash Transactions – Payment of Dividends Under DRIP

As more fully described in Note 19.2, during the year ended December 31, 2019, the Company declared and paid dividends to its shareholders in the amount of $0.36 per common share for total dividends of $161 million. Approximately 19% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $130 million of dividend payments were made in cash and $31 million in common shares issued. For the comparable period in 2018, the Company declared and paid dividends to its shareholders in the amount of $0.36 per common share for total dividends of $160 million, with the payment being comprised of $133 million in cash and $27 million in common shares issued.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [105]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

24.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31
(in thousands)	2019	2018

Current income tax expense related to foreign jurisdictions	$73	$86

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$7,311	$841

Write down (reversal of write down) or recognition of prior period temporary differences	(16,521)	(5,393)

Total deferred income tax expense (recovery) from operations	$(9,210)	$(4,552)

Total income tax expense (recovery) from operations	$(9,137)	$(4,466)

Income tax expense related to CRA Settlement 1

Current income tax expense related to CRA Settlement	$71	$4,020

Reversal of previously recognized non-capital losses	-	3,848

Income tax expense offset by previously unrecognized non-capital losses recognized through Equity	-	12,466

Total income tax expense related to CRA Settlement 2	$71	$20,334

Income tax expense (recovery) recognized in net earnings	$(9,066)	$15,868

1)

Reference to the CRA Settlement refers to the settlement of the 2005 to 2010 tax dispute and the application of the CRA Settlement principles to the 2011 to 2017 taxation years. Refer to the discussion on page 109 for more information.

2)	The figures for 2018 are net of an $18 million tax benefit relating to non-capital losses and other deductions recognized through net earnings.

Income tax recognized as a component of OCI is comprised of the following:

	Years Ended December 31
(in thousands)	2019	2018

Income tax expense (recovery) related to LTIs - common shares held	$9,623	$2,662

Income tax recognized directly in equity is comprised of the following:

	Years Ended December 31
(in thousands)	2019	2018

Income tax expense (recovery) related to share issue costs

Origination and reversal of temporary differences	$-	$1,078

Write down (reversal of write down) or recognition of prior period temporary differences	$(376)	$(3,001)

Income tax expense (recovery) from operations	$(376)	$(1,923)

Income tax recovery related to CRA Settlement

Benefit of previously unrecognized non-capital losses related to share issue costs	$-	$(12,466)

Income tax expense (recovery) recognized in equity	$(376)	$(14,389)

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [106]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2019	2018

Earnings before income taxes	$77,072	$442,983

Canadian federal and provincial income tax rates	27.00%	27.00%

Income tax expense (recovery) based on above rates	$20,809	$119,605

Non-deductible stock based compensation and other	3,291	4,676

Differences in tax rates in foreign jurisdictions	(78,724)	(133,361)

Impact of CRA Settlement	71	20,334

Current period unrecognized temporary differences - impairment of mineral stream interests	44,796	-

Current period unrecognized temporary differences - other	17,212	10,007

Write down (reversal of write down) or recognition of prior period temporary differences	(16,521)	(5,393)

Income tax expense (recovery)	$(9,066)	$15,868

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2019 and December 31, 2018, respectively, is shown below:

	Year Ended December 31, 2019
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward [1]	$3,823	$4,497	$-	$436	$8,756

Capital loss carryforward [2]	-	4,503	4,450	-	8,953

Other [3]	387	307	-	-	694

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees [4]	(591)	(60)	-	(60)	(711)

Unrealized gains on long-term investments	-	-	(14,073)	-	(14,073)

Mineral stream interests [5]	(3,532)	-	-	-	(3,532)

Foreign withholding tax	(111)	(37)	-	-	(148)

Total	$(111)	$9,210	$(9,623)	$376	$(148)

1)	As at December 31, 2019, the Company had recognized the tax effect on $32 million of non-capital losses against deferred tax liabilities.
2)	As at December 31, 2019, the Company had recognized the tax effect on $33 million of net capital losses to offset unrealized taxable capital gains on long-term investments.
3)	Other includes capital assets, charitable donation carryforward, and PSU and pension liabilities.
4)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

5)

The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [107]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

	Year Ended December 31, 2018
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	LTI Disposition	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward	$3,848	$(2,057)	$-	$-	$2,032	$3,823

Capital loss carryforward	1,965	2,633	(4,598)	-	-	-

Other	147	240	-	-	-	387

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	-	(87)

Debt and share financing fees	(375)	(107)	-	-	(109)	(591)

Kutcho Convertible Note	(29)	29	-	-	-	-

Unrealized gains on long-term investments	(1,937)	1	4,598	(2,662)	-	-

Mineral stream interests	(3,532)	-	-	-	-	(3,532)

Foreign withholding tax	(76)	(35)	-	-	-	(111)

Total	$(76)	$704	$-	$(2,662)	$1,923	$(111)

Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	December 31 2019	December 31 2018

Non-capital loss carryforward [1]	$19,145	$7,209

Debt and equity financing fees	1,383	4,474

Mineral stream interests	107,785	67,717

Other	4,282	3,656

Capital loss carryforward	-	7,723

Kutcho Convertible Note	951	648

Unrealized losses on long-term investments	6,733	15,907

Total	$140,279	$107,334

1)	As at December 31, 2019, the Company had not recognized the tax effect on $71 million of non-capital losses as a deferred tax asset.

At December 31, 2019, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $103 million will expire as follows: 2038 – $40 million; 2039 – $63 million. In addition, the Company has available net capital losses of $33 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

Settlement of the Canada Revenue Agency International Tax Dispute - 2018

On December 13, 2018, the Company reached a settlement with the CRA which provided for a final resolution of the Company’s tax appeal in connection with the reassessment of the 2005 to 2010 taxation years under transfer pricing rules related to the income generated by the Company’s foreign subsidiaries outside of Canada (the “CRA Settlement”).

Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada. The CRA Settlement principles also apply to all taxation years after 2010, subject to there being no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [108]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

After the application of non-capital losses, for the 2005 to 2017 taxation years, the Company accrued in the results for the year ended December 31, 2018 cash taxes of $4 million (Cdn$5.5 million) as well as interest and other penalties of $4.3 million (Cdn$5.9 million). Interest and other penalties are reflected in the line item Other (Income) Expense on the Statement of Earnings.

A significant component of the non-capital losses that have been applied to offset the additional taxable income arising from the CRA Settlement relate to share issue costs. As share issue costs, which are deducted for tax purposes over a 5-year period, reduce share capital for accounting purposes rather than being deducted as an expense in the Statement of Earnings, the tax benefit related to these costs are also recognized in share capital. As such, the Company recorded an income tax expense of $12 million in the Statement of Earnings with an offsetting income tax recovery reflected directly in the Statement of Shareholders’ Equity for the year ended December 31, 2018.

The 2012 to 2015 taxation years remain under audit for international transactions and the 2016 to 2019 taxation years remain open to audit.

25.	Other Current Assets

The composition of other current assets is shown below:

		December 31	December 31
(in thousands)	Note	2019	2018

Non-revolving term loan		$431	$-

Prepaid expenses		1,492	1,508

Class action settlement recoverable	29	41,500	-

Other		81	33

Total other current assets		$43,504	$1,541

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million). The credit facility, which matures on December 31, 2020, carries interest at 15% per annum, compounded monthly.

26.	Other Long-Term Assets

The composition of other long-term assets is shown below:

		December 31	December 31
(in thousands)	Note	2019	2018

Intangible assets		$3,419	$3,291

Debt issue costs - Revolving Facility	18.1	5,154	5,507

Adventus ROFR	16	615	615

Subscription rights		1,524	-

Other		3,854	902

Total other long-term assets		$14,566	$10,315

Subscription Rights

During December 2019, the Company acquired 1 million subscription rights relative to Caldas Finance Corp. for $1.5 million (Cdn$2 million). On February 28, 2020, upon the successful transfer of the Marmato project assets located in Colombia by Gran Colombia Gold Corp. to Caldas Finance and the completion of a reverse takeover transaction between Caldas Finance and Bluenose Gold Corp. to form a new public company, Caldas Gold Corp., the subscription receipts were automatically converted into common shares and warrants of Caldas Gold Corp. The value of these shares and warrants will be reflected as a component of Other long-term equity investments.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [109]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

27.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Years Ended December 31
(in thousands)	2019	2018

Short-term benefits [1]	$6,599	$7,402

Post-employment benefits	661	56

PSUs [2]	10,643	6,001

Equity settled stock based compensation (a non-cash expense) [3]	3,709	3,559

Total executive compensation	$21,612	$17,018

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)

As more fully disclosed in Note 21.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3)	As more fully disclosed in Notes 20.2 and 20.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

28.	Post-Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees. Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Income Tax Act (Canada) or (ii) 9% of their annual base salary, and the Company will match this contribution. The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

During 2019, the Company implemented an unregistered and unfunded defined contribution plan (known as the Supplemental Employee Retirement Plan, or the “SERP”) for all qualified employees. Under the terms of the SERP, benefits accumulate equal to 10% (or 15% for certain senior employees) of the employee’s base salary plus target bonus, less amounts contributed by the Company under the Group RRSP plan. Interest on this benefit accrues annually based on the 5-year Government of Canada bond rate. Any benefits under the SERP have a vesting period of five years from the first date of employment and will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

A summary of the Company’s post-employment benefit costs during the years ended December 31, 2019 and 2018 is summarized below:

	Years Ended December 31
(in thousands)	2019	2018

Post-employment benefits

Supplemental Employee Retirement Plan (SERP)	$810	$-

Group RRSP	223	226

Total post-employment benefits	$1,033	$226

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [110]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

29.	Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]										Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold			Silver			Palladium		Cobalt
Peñasquito	0%		25%		0%		0%			n/a		$	4.26		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	³	100%		0%		0%		$	404	[4]	$	5.96	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$	408			n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$	400			n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%			n/a			variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$	606			n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%			variable	[8]		n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]		n/a			n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%			n/a		$	4.43		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%			n/a		$	4.43		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	¹¹	0%		0%			n/a		$	8.89	¹²	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%			n/a		$	9.33	¹³	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%			n/a		$	4.30		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%			n/a			variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%		0%		0%			variable	[17]	$	4.27		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%			n/a			variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%			n/a		$	3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$	450		$	3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%			n/a		$	4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$	420	[4]	$	6.20	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$	400		$	3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$	450		$	5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	²¹	100%	²¹	0%		0%			variable	²²		variable	²²	n/a		n/a		Life of Mine	14-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	The Company is committed to purchase from Glencore an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.89 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.89 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 20,000 meters of Expansion Drilling in June 2019.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

21)

Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production to be purchased will decrease to 66.67% of gold and silver production for the life of mine.

22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [111]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$874,500	$-	$874,500	$-	$874,500

Interest [2]	25,363	68,061	5,877	-	99,301	-	99,301

Payments for mineral stream interests [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	1,500	4,000	-	-	5,500	126,000	131,500

Kutcho	-	-	-	-	-	58,000	58,000

Non-revolving credit facility [5]	564	-	-	-	564	-	564

Leases liabilities	865	2,675	1,144	-	4,684	-	4,684

Total contractual obligations	$28,292	$74,736	$881,521	$-	$984,549	$585,550	$1,570,099

1)	At December 31, 2019, the Company had $875 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2019 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.
5)	Represents the maximum amount available to Kutcho under the non-revolving credit facility (Note 25).

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay states that they will be appealing the Court’s decision to the U.S. Ninth Circuit Court of Appeals.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [112]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $9 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $5 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Canada Revenue Agency – Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments

The Company has received Notices of Reassessment for the 2013 to 2015 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $7 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order challenge the Domestic Reassessments. The 2016 to 2019 taxation years remain open to a domestic audit.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President &

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [113]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On February 11, 2020, the parties to the Second Amended Complaint filed a stipulation of settlement with the court that, if approved by the court, will settle the lawsuit for $41.5 million, without admission of liability by any of the Defendants. This settlement amount has been reflected as a component of Other current liabilities on the balance sheet with an offsetting recoverable for the same amount being reflected as a component of Other current assets as the settlement will be fully funded by the Company’s insurance carriers and the other Defendants. The Company will not be required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits, disputes and the matters disclosed in Note 24. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [114]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

30.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2019
(in thousands)	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net (Loss) Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo [5]	$365,448	$106,282	$100,803	$158,363	$-	$158,363	$259,166	$2,605,257

Sudbury 2, [5]	38,234	10,946	22,420	4,868	-	4,868	27,385	344,043

Constancia [5]	27,613	7,945	7,141	12,527	-	12,527	19,668	110,406

San Dimas	62,528	26,994	13,828	21,706	-	21,706	35,534	194,367

Stillwater	17,303	3,094	6,433	7,776	-	7,776	14,209	229,994

Other 3, [5]	29,919	8,736	8,191	12,992	-	12,992	21,561	13,168

Total gold interests	$541,045	$163,997	$158,816	$218,232	$-	$218,232	$377,523	$3,497,235

Silver

Peñasquito	$74,578	$19,267	$14,020	$41,291	$-	$41,291	$55,310	$374,702

Antamina [5]	76,328	15,322	41,267	19,739	-	19,739	61,007	668,810

Constancia	38,895	14,258	18,044	6,593	-	6,593	24,637	228,187

Other 4, [5]	98,600	40,059	14,960	43,581	-	43,581	55,509	487,693

Total silver interests	$288,401	$88,906	$88,291	$111,204	$-	$111,204	$196,463	$1,759,392

Palladium

Stillwater	$31,886	$5,656	$9,719	$16,511	$-	$16,511	$26,230	$249,969

Cobalt

Voisey’s Bay [5]	$-	$-	$-	$-	$165,912	$(165,912)	$-	$227,510

Total mineral stream interests	$861,332	$258,559	$256,826	$345,947	$165,912	$180,035	$600,216	$5,734,106

Other

General and administrative						$(54,507)	$(46,292)

Finance costs						(48,730)	(44,733)

Other						274	(2,191)

Income tax						9,066	(5,380)

Total other						$(93,897)	$(98,596)	$543,901

Consolidated						$86,138	$501,620	$6,278,007

1)	See Note 11 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests and the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

5)	As it relates to mine operator concentration risk:
a.

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2019 were 47% of the Company’s total revenue.

b.

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2019 were 12% of the Company’s total revenue.

c.

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2019 were 11% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [115]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Year Ended December 31, 2018
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo [5]	$336,474	$106,347	$102,672	$127,455	$230,126	$2,706,060

Sudbury 1, [5]	21,785	6,804	13,525	1,456	14,959	366,463

Constancia [5]	15,259	4,818	4,504	5,937	10,441	117,547

San Dimas	26,943	13,177	12,234	1,532	13,766	208,195

Stillwater	6,777	1,215	2,925	2,637	5,562	236,432

Other 2, [5]	33,955	10,367	10,459	13,129	22,162	21,359

Total gold interests	$441,193	$142,728	$146,319	$152,146	$297,016	$3,656,056

Silver

San Dimas [3]	$40,594	$10,549	$3,575	$26,470	$30,045	$-

Peñasquito [5]	77,691	20,501	14,528	42,662	57,190	388,722

Antamina [5]	86,408	17,265	47,561	21,582	69,143	710,077

Constancia [5]	34,082	12,863	15,572	5,647	21,219	246,231

Other [4]	104,804	40,232	20,699	43,873	64,645	502,638

Total silver interests	$343,579	$101,410	$101,935	$140,234	$242,242	$1,847,668

Palladium

Stillwater	$9,240	$1,656	$4,033	$3,551	$7,584	$259,693

Cobalt

Voisey’s Bay [5]	$-	$-	$-	$-	$-	$393,422

Total mineral stream interests	$794,012	$245,794	$252,287	$295,931	$546,842	$6,156,839

Other

General and administrative				$(51,650)	$(29,564)

Finance costs				(41,187)	(40,363)

Gain on disposal of San Dimas SPA [3]				245,715	-

Other				(5,826)	1,458

Income tax				(15,868)	(960)

Total other				$131,184	$(69,429)	$313,207

Consolidated				$427,115	$477,413	$6,470,046

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

3)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests as well as the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

5)	As it relates to mine operator concentration risk:
a.

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2018 were 45% of the Company’s total revenue.

b.

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2018 were 15% of the Company’s total revenue.

c.

The counterparty obligations under the Peñasquito PMPA and the Los Filos PMPA (which is included as part of Other silver interests) are guaranteed by Goldcorp. Total revenues relative to Goldcorp during the year ended December 31, 2018 were 10% of the Company’s total revenue.

d.

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2018 were 10% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [116]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

				Carrying Amount at December 31, 2019

(in thousands)	Sales		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$74,307	9%	$357,212	$32,124	$-	$227,510	$616,846	11%

United States	49,189	6%	229,994	566	249,969	-	480,529	8%

Mexico	139,275	16%	194,365	376,020	-	-	570,385	10%

Europe

Greece	9,339	1%	-	1,990	-	-	1,990	0%

Portugal	28,012	3%	-	21,355	-	-	21,355	0%

Sweden	25,250	3%	-	35,059	-	-	35,059	1%

South America

Argentina/Chile [1]	-	0%	-	264,403	-	-	264,403	5%

Brazil	365,448	42%	2,605,258	-	-	-	2,605,258	45%

Peru	170,512	20%	110,406	1,027,875	-	-	1,138,281	20%

Consolidated	$861,332	100%	$3,497,235	$1,759,392	$249,969	$227,510	$5,734,106	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

				Carrying Amount at December 31, 2018

(in thousands)	Sales		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$64,589	8%	$387,823	$33,901	$-	$393,422	$815,146	13%

United States	16,018	1%	236,432	551	259,693	-	496,676	8%

Mexico	147,274	19%	208,194	390,079	-	-	598,273	10%

Europe

Greece	8,020	1%	-	5,884	-	-	5,884	0%

Portugal	20,484	3%	-	22,420	-	-	22,420	0%

Sweden	24,188	3%	-	37,371	-	-	37,371	1%

South America

Argentina/Chile [1]	4,444	1%	-	264,401	-	-	264,401	4%

Brazil	336,474	42%	2,706,061	-	-	-	2,706,061	44%

Peru	172,521	22%	117,546	1,093,061	-	-	1,210,607	20%

Consolidated	$794,012	100%	$3,656,056	$1,847,668	$259,693	$393,422	$6,156,839	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [117]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018 (US Dollars)

31.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 11, 2020, the Board of Directors declared a dividend in the amount of $0.10 per common share, with this dividend being payable to shareholders of record on March 26, 2020 and is expected to be distributed on or about April 9, 2020. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2019 ANNUAL REPORT [118]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
WHEATON PRECIOUS METALS CORP.	AST Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue	E: inquiries@canstockta.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM	INVESTOR RELATIONS
New York Stock Exchange: WPM	PATRICK DROUIN
Senior Vice President, Investor Relations
DIRECTORS	T: 1 604 684 9648
GEORGE BRACK	TF: 1 800 380 8687
JOHN BROUGH	E: info@wheatonpm.com
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

T: 1 604 684 9648
F: 1 604 684 3123

WWW.WHEATONPM.COM